

Why is coal back in the spotlight?





Arch Coal, Inc. 2001 Annual Report



Corporate Profile

Coal is the source fuel for more than half the electricity consumed in the United States. Arch Coal is the nation's second largest coal producer. Its core business is providing U.S. power producers with clean-burning, low-sulfur coal for power generation. In that capacity, Arch supplies the fuel for approximately 6% of the nation's electricity. The company also excels at operating safe mines and reclaiming the land to a natural and productive condition once mining is complete. Arch Coal is headquartered in St. Louis and traded on the New York Stock Exchange under the ticker symbol ACI. Its Internet address is www.archcoal.com.

Demand for electricity is climbing ever upward, driven by economic expansion and the proliferation of digital technologies.

The Wall Street Journal
August 16, 2001

"Demand for power is likely to continue rising. American homes are still getting larger. Population booms in the South and Southwest have resulted in millions more housing units with central air conditioning. [And] makers of computers, home appliances and entertainment equipment keep coming up with new gadgets that use electricity."

Time
May 7, 2001

"By Vice President Cheney's estimate, the country will need at least 1,300 new electric power plants over the next 20 years. And coal, which already generates more than half of U.S. capacity, is a logical choice to power many of them."

U.S. Department of Energy
March 1, 2002

"During the coming years, the United States faces a surge in the demand for electric power that is likely to exceed all expectations. Today's best forecasts indicate that over the next 20 years, electricity demand in the United States will increase by 45%. ... Moreover, this could be a conservative estimate."

U.S. nuclear plants are working at full capacity and domestic natural gas production has reached a plateau.

The New York Times
February 17, 2002

"Nuclear plants, which account for about 20% of power generation in the United States, are operating close to capacity, and the prospect of new ones starting soon is remote."

The Wall Street Journal
January 31, 2001

"During the past few years, producers have used technological advances to squeeze more gas out of older fields in the U.S., Canada and offshore in the Gulf of Mexico. But such new technologies have reached their limits in many cases, and those older fields are being emptied of reserves more rapidly than companies can find new deposits of natural gas."

Forbes
January 22, 2001

"Most of North America, geologically speaking, is a mature production area [for gas]. That means drillers must spend ever more money to find ever smaller quantities."

America has immense reserves of coal, an increasingly pivotal asset in an uncertain geopolitical climate.

Business Week
February 27, 2001

"The U.S. often is called the Saudi Arabia of coal because of its abundant supplies."

Associated Press
January 22, 2002

"'In order to become less dependent on foreign sources of energy, we've got to find and produce more energy at home, including coal. I don't believe we can be independent as a nation unless we've got a constructive coal policy.'"
President George W. Bush

The New York Times
July 22, 2001

"Coal is likely to remain a big part of the energy mix in America for a long time to come [due to] plentiful reserves, as well as entrenched infrastructure — mines, railroads, power plants."

Excess capacity is available at existing coal-fired power plants, and many new plants are on the drawing board.

Forbes
October 29, 2001

"... 79% of the 'new' electricity supplied to the grid over the past five years came from existing plants, mostly coal-fired units. And there's plenty more where that came from."

Investor's Business Daily
February 26, 2001

"Rolling blackouts showed the public and investors that demand for power was surging past available supplies. Now many have begun to embrace coal again because of its cheap prices and plentiful supplies. ... For the first time in years, plans are on the drawing board to build coal-fired power plants."

The New York Times
February 17, 2002

"'You could triple the price of coal and not price it out of the market.'"
Merrill Lynch Coal Analyst Dan Roling

Coal-fired power plants are getting cleaner every year, led by technological advances and a shift to clean-burning, low-sulfur coal.

The Wall Street Journal
January 9, 2001

"With the rising price of natural gas and increasing energy demand, the coal option becomes more compelling, especially since coal burning is much cleaner than it has been. The EPA says coal-fired electricity plants are 33% less polluting than 30 years ago."

U.S. Environmental Protection Agency
September 30, 2001

"Since 1970, aggregate emissions of the six principal pollutants tracked nationally have been cut by 29%. During that same time period, U.S. Gross Domestic Product increased 158% [and] energy consumption increased 45%."

U.S. Department of Energy
June 11, 2001

"By 2015, if the pace of development can be sustained, the department expects to have the technical foundation in place for a new fleet of energy plants [including coal-fired plants] that would emit virtually no pollution."

How is Arch capitalizing?

We acted boldly and aggressively in 2001.

In 2001, Arch conducted two successful stock offerings that raised more than $370 million. The company sold a total of 14.1 million shares, at an average price of $27.86. Coupled with the exit of Arch's largest shareholder, Ashland Inc., these new shares greatly increased the liquidity of the company's stock and established a currency for future growth. The increased liquidity, or "float," makes Arch a much more attractive investment option for large mutual funds. Reflecting that fact, Standard & Poor's added Arch Coal to its MidCap 400 stock index in July 2001.


7
25
48
1999
2000
2001

Arch Float
(in millions of shares, at year-end)
Number of shares outstanding, excluding insider and restricted shares

Using the proceeds from the equity offerings, Arch reduced its debt by 33% during the course of the year.

Since the beginning of 1999, Arch has paid down nearly $600 million in debt. As a result, the company is again poised to grow through selective acquisitions, in an industry where opportunities for consolidation abound. As demand for low-sulfur coal increases, Arch's 3.4-billion-ton reserve base creates attractive opportunities for internal expansion.



1400
1200
1000
800
600
400
1998
1999
2000
2001

Total Debt
(in millions of dollars, at year-end)

During 2001, Arch secured higher pricing for 50 million tons of production over the next two years. Taking advantage of a much-improved pricing environment, Arch greatly enhanced its portfolio of coal supply contracts during the year. As a result, the company anticipates revenue growth in 2002 and 2003. Arch's sound financial footing, extensive reserves and geographically diverse mines make it a preferred supplier to many of the nation's largest coal-fired power plants.



Arch Market Area
Arch supplies coal to 120 power plants in 31 states

Arch completed a three-year expansion program at Black Thunder, boosting production to 68 million tons.

As part of this expansion, Arch idled its Coal Creek mine in the summer of 2000 and consolidated its Southern Powder River Basin production at the Black Thunder mine in Wyoming. Black Thunder boasts a reserve base of more than 900 million tons of very low-sulfur coal, strategically located in the nation's fastest growing coal supply region.



43
51
61
68
1998
1999
2000
2001

Black Thunder Production
(in millions of tons)

In 2001, Arch was the most productive operator in each of its two core operating regions.

Arch's Central Appalachian mines have long ranked among the most productive in the eastern United States. In 2001, Arch achieved a No. 1 ranking in the Southern Powder River Basin, after several years of steady improvement. Controlling costs is the key to long-term success in the coal industry, and productivity is a good measure of a mine's cost position.



Central Appalachia
60
55
50
45
40
35
30
Arch Coal
Regional Average
Southern PRB
450
425
400
375
350
325
300
Arch Coal
Regional Average

Productivity
(in tons per employee shift)

Dear Fellow Shareholders

Steven F. Leer, President and CEO



It's hard to believe that an industry responsible for more than half the nation's electric power could remain such a well-kept secret for so many years.

But somehow, for more than two decades, the coal industry has been an almost invisible force in American life. To the average consumer, the source of electricity was never much of a mystery: It came from the switch on the wall. Why question something so ubiquitous, so reliable and so affordably priced? Even to the investment community, ever attuned to the workings of the American economy, coal was largely overlooked. After all, wasn't it an outmoded energy source – a sunset industry destined to cede market share to more politically correct natural gas?

In some ways, the coal industry was a victim of its own success. Coal producers had demonstrated amazing proficiency at cutting costs and increasing output, all the while delivering cleaner coals to the marketplace. Supply was plentiful, disruptions were non-existent, and the environment grew ever cleaner. Nearly everyone in America benefited from these achievements – everyone, perhaps, but the coal companies themselves, and their investors.

But all that began to change in late 2000 – and that change became a torrent in 2001. Severe winter weather spurred unprecedented power demand. In California, power outages became a daily occurrence as an energy-hungry, high-tech economy strained that state's outmoded power infrastructure. Nuclear plants maxed out after years of rising output. Natural gas prices soared – and the drilling boom that followed was largely ineffectual.

Suddenly, power producers, politicians and the public at large were seeking answers to a new energy crisis. They found one in a most surprising place: already playing the dominant role in U.S. power markets. Suddenly, coal was back in the spotlight.

Coal's comeback

It was a remarkable renaissance. Coal prices ascended to heights unseen in two decades. Power generators announced plans to boost coal-fired capacity by nearly 20%. The Bush Administration embraced coal, America's most abundant energy resource, as a way to achieve greater energy independence. Even Wall Street realized that coal was a fuel of the future rather than the past, driving coal stocks to record highs in the process.

Unfortunately, that enthusiasm dimmed late in the year, as unseasonably warm weather and a weakened U.S. economy dampened power demand.

But the good news is this: The coal boom of 2001 was no illusion. The forces that carried coal back onto the national stage are still very much in place.

Seizing the day

At Arch Coal, we didn't simply sit back and enjoy the moment in 2001. Far from it. We capitalized on the favorable climate, acting opportunistically to strengthen the company in myriad ways. Among our most significant accomplishments, we:

- Enhanced our portfolio of coal supply contracts, committing to ship 50 million tons of coal at very favorable pricing over the next two years.
- Completed two highly successful equity offerings, greatly increasing the liquidity of our stock and creating a new currency for growth.
- Paid down $377 million in debt, reducing our debt as a percentage of total capitalization from 84% to 58%.

Together, these moves brightened Arch's earnings and cash flow outlook, transformed our balance sheet, and laid the financial foundation for future growth. As a result, we entered 2002 in fighting form, ready to tackle new opportunities in a sector poised for further consolidation.

Has the coal story played out?

Coal prices have been on quite a roller coaster ride during the past 12 months. Although currently in a trough, I am convinced that coal remains at the outset of a prolonged and exciting run. Consider the macro-environment in which we operate.

- Electric power demand has risen in 48 of the past 50 years. America's power usage is almost certain to climb – and may even grow at an accelerated pace as digital technologies proliferate.

- Nuclear plants are running at full capacity. Currently the source of 20% of America's electricity, nuclear plants are operating at nearly 90% of total capacity – a very high rate considering ongoing refueling and maintenance needs.

- Low-cost U.S. natural gas reserves are depleting. Despite a near-tripling of drilling activity, U.S. gas output and reserves were virtually unchanged last year – with new gas plays shrinking in size and subject to more rapid depletion rates.

- U.S. coal plants possess excess capacity. Existing coal plants, currently operating at only 71% of capacity, are easily the lowest-cost source of additional electrons.

- Coal is our most abundant energy resource. Any serious effort to bolster U.S. energy security must hinge on coal, which comprises 85% of America's total energy reserves.

Simply put, there is no feasible alternative to coal in U.S. power markets. With other fuels facing daunting obstacles, we expect coal to capture an even greater share of the U.S. power market in the years ahead.

Shooting for No. 1

We have set our sights on making Arch Coal the nation's premier coal company. I believe that to achieve this goal, we must excel in three distinct arenas: safety, environmental stewardship and total return to shareholders. Fortunately, these three focal areas are highly integrated and complementary. I am convinced that safe mines with exceptional environmental records are more profitable in the long run.

We made good progress toward this goal in 2001:

- We achieved our best safety performance ever, reducing our total incident rate by 27%.
- We continued to garner awards for reclamation excellence, winning West Virginia's top honor for the development of an 18-hole, championship golf course as part of the reclamation process.
- We achieved a total return to shareholders of more than 60%, based on the increase in our stock price from January 1, 2001, to December 31, 2001.

The value of our assets

Arch has one of the industry's premier coal reserve bases, with 3.4 billion tons of high-quality, low-sulfur coal, strategically located in leading coal basins.

An extraordinary transaction that took place earlier this year has served to underscore the value of these reserves. In January 2002, Rio Tinto – the world's largest mining house – agreed to pay $380 million, or roughly 78 cents per recoverable ton, for the right to mine nearly 500 million tons of coal in the Southern Powder River Basin.

Arch has nearly 1.2 billion tons of coal reserves adjacent to its existing mines in that basin – reserves with similar quality characteristics and even more advantageous geology. At 78 cents per recoverable ton, the market value of Arch's Southern PRB mineral reserves alone is more than $900 million. That figure speaks volumes about the underlying value of Arch Coal.

Opportunities for growth abound

Years of depressed coal prices have separated the wheat from the chaff in U.S. coal markets. Arch and a handful of other producers, distinguished by superior reserve positions and greater financial wherewithal, appear poised for future growth. But many smaller players are facing serious financial distress.

By our count, Central Appalachian companies that supplied 80 million tons of coal last year – one third of that region's total output – have either put their assets on the trading block or filed for bankruptcy protection.

The shakeout currently under way should create opportunities for Arch. For far too long, high-cost competitors have run their mines for cash, scraping by despite mounting losses and liabilities. The rationalization of such operations should bring coal markets into better balance.

Making the most of our assets

Arch is extremely judicious with its capital, and market-driven in its production decisions. However, when the time is right, we have an expansive reserve base that creates very attractive opportunities for growth.

Closed in mid-1999 after a lengthy permitting delay, the former Dal-Tex operation represents perhaps the best undeveloped base of surface reserves in the eastern United States. We continue to make steady progress towards securing permits for that operation, and could be ready to re-initiate activity there as early as the second half of 2003.

Arch's Coal Creek mine represents the only significant idle capacity in the Southern PRB, the nation's fastest growing basin for coal production. When the time is right, Arch could add 12 to 15 million tons of capacity there in a matter of months, for a relatively small investment.

What's ahead?

With the nation emerging from the mildest winter on record, U.S. coal markets are currently in a state of oversupply. We don't expect that condition to persist. While it does, it may create a host of new opportunities as smaller players fall by the wayside or explore exit options.

In time, the U.S. economy will right itself and electricity demand will resume its robust growth. Competing fuels will remain scarce. Insufficient generating capacity and transmission will bedevil many regions of the country. In short, the fundamentals for coal remain exceptionally strong.

We appreciate your investment in Arch Coal, and we are focused on making the most of the capital you have entrusted to us. Our singular goal is to become the nation's premier supplier of low-sulfur coal to the electric power industry – and in doing so, to deliver superior returns to you, our owners.

Sincerely,



Steven F. Leer

March 7, 2002

Industry Data and Financial Summary

Coal's Share of Electricity Markets


50%
40%
30%
20%
10%
0%
Coal
Nuclear
Natural Gas
Hydro
Other

U.S. Energy Resources
Coal is America's most abundant domestic fuel source.


5%
Crude Oil
10%
Natural Gas
85%
Coal

Utilization at Existing Power Plants
Given ongoing refueling and maintenance requirements, the nuclear system is operating near its effective limit. By contrast, significant excess capacity still exists at the nation's coal-fired power plants.


71%
Coal
89%
Nuclear

Planned Increase in Coal-Fired Capacity
US power producers have announced new construction projects that would increase total coal-fired capacity by more than 50,000 megawatts, or 18%.


18%
Planned Capacity Additions

Arch Mining Operations
From its national network of mines, Arch can ship coal cost-competitively to most major coal-fired power plants in the United States.

Southern Powder River Basin

Western Bituminous Region

Central Appalachia



Financial Summary
(year ended December 31,
in thousands except per-share data)

	2001	2000
Revenues	$ 1,488,728	$ 1,404,621
Income from operations	62,456	73,984
Interest expense, net	(59,947)	(90,720)
Net income (loss)	7,209	(12,736)
Earnings (loss) per common share	.15	(.33)
Adjusted EBITDA*	282,285	315,175

* Refer to page 25 for definition of Adjusted EBITDA

Arch Reserves by Sulfur Content
Compliance: <1.2 lbs. of SO_2/mm Btu's
Low sulfur: 1.2 lbs. to 2.5 lbs.
High sulfur: >2.5 lbs.


High Sulfur
Low Sulfur
Compliance
9%
25%
66%

Arch Total Reserves
(in millions)


2,500
2,000
1,500
1,000
500
0
West
Illinois Basin
East

Arch Sales by Sector


2%
Export
2%
Domestic Metallurgical
2%
Domestic Industrial
94%
Domestic Power Generators

Arch Sales Volumes by Region
(in millions of tons, in 2001)
Arch sold a total of 117.7 million tons of coal in 2001.


75
60
45
30
15
0
Central Appalachia
Southern Powder River Basin
Western Bituminous*
Brokered

* Includes 65% of Canyon Fuel's production, reflecting Arch's equity position

Financial Overview 2001

Forward-Looking Statements

Statements in this annual report which are not statements of historical fact are forward-looking statements within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, the Company at the time the statements are made. Because these forward-looking statements are subject to various risks and uncertainties, actual results may differ materially from those projected in the statements. These expectations, assumptions and uncertainties include: the Company's expectation of continued growth in the demand for electricity; belief that legislation and regulations relating to the Clean Air Act and the relatively higher costs of competing fuels will increase demand for its compliance and low-sulfur coal; expectation of continued improved market conditions for the price of coal; expectation that the Company will continue to have adequate liquidity from its cash flow from operations, together with available borrowings under its credit facilities, to finance the Company's working capital needs; a variety of operational, geologic, permitting, labor and weather-related factors; and the other risks and uncertainties which are described below under "Contingencies" and "Certain Trends and Uncertainties."

Results of Operations

2001 Compared to 2000

Net Income (Loss) The Company had net income of $7.2 million for the year ended December 31, 2001 compared to a net loss of $12.7 million for the year ended December 31, 2000. Results for 2001 were positively impacted by strong margins on the limited tonnage open to market-based pricing during the early part of 2001 and by reduced interest expense associated with lower debt levels. The current year results were negatively impacted by production difficulties and increased costs at the Company's West Elk mine in Gunnison County, Colorado, caused by high methane levels and at the Samples surface operation in West Virginia caused by a sandstone intrusion into the principal coal seam. Results for the year ended December 31, 2001 were also positively impacted by the following other items: (1) A $9.4 million pre-tax insurance settlement as part of the Company's coverage under its property and business interruption policy. The insurance settlement represents the final settlement for losses incurred for the prior year West Elk mine idling described below. (2) A $7.4 million pre-tax gain from a state tax credit covering prior periods. (3) A $4.6 million pre-tax gain as a result of progress in processing claims associated with the recovery of certain previously paid excise taxes on export sales. The gain stems from an IRS notice during the second quarter of 2000 outlining the procedures for obtaining tax refunds on black lung excise taxes paid by the industry on export sales. The notice was the result of a 1998 federal district court decision that found such taxes to be unconstitutional. Of the $4.6 million recognized, $3.1 million represents the interest component of the claim and was recorded as interest income. (4) An increase of pre-tax income of $7.5 million primarily from a reduction in the amount of expected reclamation work at the Company's idle Illinois properties resulting from permit revisions. (5) A $13.5 million pre-tax gain primarily on the sale of land. These items were partially offset by a pre-tax charge of $4.1 million for stock-based compensation benefits that may be realized in future periods and by an increase in the litigation reserve reducing pre-tax income by $5.6 million resulting from several litigation settlements.

Results for the year ended December 31, 2000 were adversely impacted by operating losses incurred at the West Elk mine offset to some extent by partial pre-tax insurance settlements of $31.0 million received throughout 2000 under the

Company's business interruption policy. The mine was idled from January 28, 2000 to July 12, 2000 following the detection of combustion gases in a portion of the mine. These combustion gases are unrelated to the high methane levels experienced at the mine in 2001. Results for the year ended December 31, 2000 were also positively impacted by the following other items: (1) Pre-tax gains of $21.8 million resulting from the settlement of certain workers' compensation liabilities with the State of West Virginia. This was partially offset by adjustments to other workers' compensation liabilities resulting from changes in estimates that caused increases to the liability of $13.5 million. The net workers' compensation adjustment was a pre-tax gain of $8.3 million. (2) A pre-tax gain of $7.8 million resulting from a reduction in the Company's reclamation liability due to permit revisions at its idle mine properties in Illinois. (3) A $12.1 million pre-tax gain primarily on the sale of land. (4) A pre-tax gain of $12.7 million related to excise tax recoveries on export shipments in connection with the IRS notice described above. (5) A $9.8 million pre-tax curtailment gain resulting from previously unrecognized postretirement benefit changes that occurred from plan amendments in previous years.

The West Elk mine's coal sales for the year ended December 31, 2001 of $77.0 million were $35.5 million greater than its sales of $41.5 million in 2000, although the mine experienced significant production difficulties during both periods as described above. This compares to $110.3 million of coal sales during the year ended December 31, 1999, a period of uninterrupted production. Excluding the impact of the related insurance recoveries, operating losses for the mine for 2001 and 2000 were $11.3 million and $43.4 million, respectively, compared to operating income of $13.1 million during 1999. At the Samples surface operation, a sandstone intrusion caused the coal seam to thin, which resulted in lower production and higher associated costs. During the year ended December 31, 2001, the Samples surface operation incurred an operating loss of $19.2 million compared to operating income of $4.3 million during the same period of 2000.

Revenues Total revenues for the year ended December 31, 2001 were $1,488.7 million, an increase of $84.1 million from the same period in the prior year. This increase was the result of several factors including the increase in sales at West Elk when compared to the same period in the prior year, improved pricing on the limited tonnage that was open to market-based pricing during the current period, and increased pass-through transportation revenues.

Income From Equity Investment During the year ended December 31, 2001, Canyon Fuel, the Company's equity method investment, recognized recoveries of previously paid property taxes. The Company's share of these recoveries is $2.6 million, which is reflected as income from equity investment in the Consolidated Statements of Operations. In addition, Canyon Fuel experienced improved performance at its three underground mines in Utah.

Income From Operations The following table presents income from operations excluding the unusual items discussed above.

Year ended December 31 (in millions)	**2001**	2000
Income from operations (as reported)	**$ 62.5**	$ 74.0
Losses at the West Elk mine	**11.3**	43.4
West Elk mine insurance recoveries	**(9.4)**	(31.0)
Samples surface operation losses	**19.2**	–
Land sales	**(13.5)**	(12.1)
Reclamation adjustment - Illinois properties	**(7.5)**	(7.8)
Stock-based compensation accrual	**4.1**	–
State tax credit	**(7.4)**	–
Litigation settlement	**5.6**	–
Workers' compensation adjustment	**–**	(8.3)
Postretirement medical benefit curtailment	**–**	(9.8)
Black lung excise tax recoveries	**(1.5)**	(12.7)
Canyon Fuel Company property tax recoveries	**(2.6)**	–
Adjusted income from operations	**$ 60.8**	$ 35.7

The increase in adjusted income from operations is primarily attributable to improved pricing on the limited coal tonnage that was open to market-based pricing during the current year; improved performance at the Company's Black Thunder mine in Wyoming and the Canyon Fuel operations in Utah; and continued strong performance at the Company's Mingo Logan operation in West Virginia.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by $4.9 million. The increase was primarily attributable to the stock-based compensation charge discussed above.

Amortization of Coal Supply Agreements Amortization of coal supply agreements decreased by $12.3 million primarily as a result of the expiration and buy-out of above-market contracts that were valued as assets and amortized on the Company's balance sheet in the prior year.

Interest Expense Interest expense decreased by $27.9 million primarily as a result of lower debt levels in the year ended December 31, 2001 compared to the same period of 2000. The net proceeds from two public stock offerings in the first half of 2001 were used to significantly reduce debt levels from the prior year (see additional discussion in "Liquidity and Capital Resources").

Interest Income The increase in interest income of $2.9 million over the prior year was primarily due to recognition of the interest component of the black lung excise tax recovery recognized in 2001.

Income Taxes The Company's effective tax rate is sensitive to changes in estimates of annual profitability and percentage depletion. The income tax benefit recorded for the year ended December 31, 2001 is primarily the result of the impact of percentage depletion. During 1999, the Company determined that as it relates to future income taxes, the Company did not anticipate recognizing all of its alternative minimum tax credit carryforwards in the future and only expected to recognize part of the benefit of its deferred tax asset at the alternative minimum tax rate of approximately 24%. Therefore, the Company has recorded a valuation allowance for a portion of its deferred tax assets that management believes, more likely than not, will not be realized. Realization of the deferred tax assets is principally dependent upon the Company achieving projected future taxable income. The judgments regarding future profitability may change due to market conditions or the Company's ability to execute its operating plans. These changes, if any, may require the Company to adjust the deferred tax asset balances and would impact income tax expense.

Adjusted EBITDA Adjusted EBITDA (income from operations before the effect of net interest expense; income taxes; and depreciation, depletion and amortization of the Company, its subsidiaries and its ownership percentage in its equity investments) was $282.3 million for the year ended December 31, 2001 compared to $315.2 million in 2000. This decrease is primarily attributable to the losses incurred at the Samples surface operation resulting from the sandstone intrusion during 2001. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, operating income, or cash flows from operations or as a measure of a company's profitability, liquidity or performance under generally accepted accounting principles.

2000 Compared to 1999

Net Income (Loss) The Company incurred a net loss of $12.7 million for the year ended December 31, 2000 compared to a net loss of $346.2 million for the year ended December 31, 1999. Results for 2000 were adversely impacted by the temporary idling of the West Elk mine in Gunnison County, Colorado, as described above. Also, as a result of permit revisions at its idle mine properties in Illinois, the Company reduced its reclamation liability at that location by $7.8 million, which favorably impacted results for 2000. In addition, the Company recorded $12.7 million of pre-tax income related to black lung excise tax recoveries on export shipments in connection with the IRS notice described above. The Company also settled certain workers' compensation liabilities with the state of West Virginia, resulting in pre-tax gains of $21.8 million. This was partially offset by adjustments to other workers' compensation liabilities resulting from changes in estimates which caused increases to the liability of $13.5 million. The net workers' compensation adjustment was a pre-tax gain of $8.3 million. During 2000, as a result of adjustments to employee post-employment medical benefits, the Company recognized $9.8 million of pre-tax curtailment gains described above. Other factors that affected year-to-year comparisons were primarily sales of land which resulted in pre-tax gains of $12.1 million during 2000 compared to $2.4 million in 1999. During 1999, the Company recorded a non-cash impairment charge of $364.6 million and charges of $23.1 million related to the restructuring of its administrative workforce and the closure of several operations. The Company also recorded a $112.3 million valuation allowance for a portion of its deferred tax assets and changed its method of depreciation on preparation plants and loadouts from straight-line to a units-of-production basis. The change in depreciation method resulted in an increase to income of $3.8 million net-of-tax, reported as a cumulative effect of accounting change in the consolidated statement of operations for 1999. Also, during the year ended December 31, 1999, the Company sold a dragline at the Arch of Illinois operation, resulting in a gain of $2.5 million, and also had settlements with two suppliers that added $6.5 million to the prior year's results.

Revenues Total revenues for the year ended December 31, 2000 were $1.4 billion, a decrease of 10% from the same period in the prior year as a result of several factors. These factors include reduced sales at the Company's West Elk mine as a result of the idling described above. Also, during the second half of 1999, the Company closed its Dal-Tex, Wylo and Arch of Illinois operations and two surface mines in Kentucky. Partially offsetting the decreased sales at the Company's closed eastern operations were increased sales at other eastern operations.

The resulting decrease in production and sales from the Company's eastern operations was partially offset by increased production and sales at the Company's Black Thunder mine in Wyoming when compared to 1999. As a result, on a per-ton-sold basis, the Company's average selling price of $12.72 decreased $.86 from the prior year. Western coal, especially Powder River Basin coal, has a significantly lower average sales price than that provided from the Company's eastern coal operations, but is also significantly less costly to mine.

Income From Operations The following table presents income from operations excluding the unusual items discussed above.

Year ended December 31 (in millions)	2000	1999
Income (loss) from operations (as reported)	$ 74.0	$ (327.0)
Losses (income) at the West Elk mine	43.4	(13.1)
West Elk mine insurance recoveries	(31.0)	–
Land sales	(12.1)	(2.4)
AOI dragline sale	–	(2.5)
Reclamation adjustment – Illinois properties	(7.8)	–
Workers' compensation adjustment	(8.3)	–
Postretirement medical benefit curtailment	(9.8)	–
Black lung excise tax recoveries	(12.7)	–
Write-down of impaired assets	–	364.6
Restructuring charge	–	23.1
Settlements with suppliers	–	(6.5)
Adjusted income from operations	$ 35.7	$ 36.2

Adjusted income from operations in 2000 is comparable to 1999. Additional items affecting 2000 include an increase in income from operations resulting primarily from ongoing improved performance at several of the Company's mines, caused in part by the Company's continued focus on reducing costs and improving productivity. Income from operations also improved as a result of improved performance and production at the Company's Black Thunder mine and reduced costs in the current year resulting from the closure of the Dal-Tex operation in July 1999. The Dal-Tex complex incurred production shortfalls, deterioration of mining conditions and resulting lower income contributions prior to its closing on July 23, 1999. Income from operations was negatively affected by increased fuel costs in 2000 of over $1.0 million per month compared to 1999. Income from operations declined at the Company's Mingo Logan longwall operation (Mountaineer mine), where, despite the contribution of $39.3 million of income from operations, results were below the $46.6 million of income from operations for 1999. The decrease was primarily caused by depressed coal prices, generally less favorable mining conditions and increased mine development expenses associated with the start-up of operations in the Alma seam in preparation for moving longwall equipment into the newly developed seam in early 2001.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased $7.5 million from 1999. The decrease was attributable to cost savings resulting from the restructuring of the Company's administrative workforce that occurred during the fourth quarter of 1999.

Income Taxes The Company's effective tax rate is sensitive to changes in annual profitability and percentage depletion. During the fourth quarter of 1999, the Company determined that as it relates to future income taxes, the Company did not anticipate recognizing all of its alternative minimum tax credit carryforwards in the future and only expected to recognize part of the benefit of its deferred tax asset at the alternative minimum tax rate of approximately 24%.

Adjusted EBITDA Adjusted EBITDA was $315.2 million for the year ended December 31, 2000 compared to $325.9 million for the prior year. The decrease in adjusted EBITDA was primarily attributable to the continued negative impact of the idling at the West Elk mine (including insurance recoveries) and lower operating profit at the Mingo Logan Mountaineer mine as described above. This was partially offset by improved performance at the Company's Black Thunder mine.

Outlook

West Elk Mine The Company's West Elk mine encountered higher-than-expected methane levels following the relocation of its longwall mining system to the eastern section of the mine in late February 2001. The higher methane levels led to a reduction of planned shipments from the mine. The mine's performance has steadily improved as the mine has implemented a series of methane control procedures. The Company is hopeful that the mine will operate at breakeven or profitable levels during 2002. However, if the Company is unable to continue to adequately control methane levels at the mine, it may be forced to continue to operate the mine at lower levels of production than planned.

West Virginia Operations On October 20, 1999, the U.S. District Court for the Southern District of West Virginia permanently enjoined the West Virginia Department of Environmental Protection (DEP) from issuing any permits that authorize the construction of valley fills as part of coal mining operations. The West Virginia DEP complied with the injunction by issuing an order banning the issuance of permits for the construction of nearly all new valley fills and the expansion of nearly all existing valley fills. The district court then granted a stay of its injunction, pending the outcome of an appeal of the court's decision filed by the West Virginia DEP with the U.S. Court of Appeals for the Fourth Circuit. On April 24, 2001, the Court of Appeals vacated the judgment of the district court with respect to the injunction, and in January 2002, the United States Supreme Court declined to hear an appeal of the Court of Appeal's decision.

The injunction discussed above was entered as part of the litigation that caused a delay in obtaining mining permits for the Company's Dal-Tex operation described under "Contingencies–Legal Contingencies–Dal-Tex Litigation." As a result of the delay, the Company idled its Dal-Tex mining operation on July 23, 1999. If all necessary permits are obtained, the Company may reopen the mine subject to existing market conditions at the time.

Previously, the Company had disclosed that longwall mineable reserves at Mingo Logan were likely to be exhausted during 2002. As a result of improvements to the mine plan, the mine is not expected to exhaust its longwall mineable reserves until 2004.

During the second quarter of 2001, the Company's Samples surface mine in southern West Virginia encountered a larger-than-expected sandstone intrusion. The intrusion has resulted in the thinning of the principal coal seam in the ridge that the mine is currently mining. The thinning of the seam has reduced recoverable coal and driven up mining costs on a per-ton basis. The Company expects the Samples operation to be adversely affected by the sandstone intrusion through the first quarter of 2002. In early 2002, the Samples mine began development work on a new reserve area with more favorable geology. The Company expects the Samples mine to return to profitability during the second quarter of 2002.

Low-Sulfur Coal Producer The Company continues to believe that it is well positioned to capitalize on the continuing growth in demand for low-sulfur coal to produce electricity. One hundred percent of the Company's current coal production and approximately 90% of its reserves are low in sulfur. In fact, approximately 66% of the Company's coal reserves are compliance quality, which means that they meet Phase II standards of the Clean Air Act without application of expensive scrubbing technology. With Phase II now in effect, compliance coal has captured a growing share of United States coal demand and commands a higher price in the marketplace than high-sulfur coal.

Chief Objectives The Company continues to focus on realizing the potential of its assets and to maximize stockholder value. Its first financial objective in recent quarters has been to aggressively reduce debt and strengthen its balance sheet. For the year ended December 31, 2001, the Company reduced its total debt by $376.9 million principally through the use of proceeds raised in the February and May 2001 equity offerings described in the "Liquidity and Capital Resources" section below. In total, the Company has paid down approximately $600 million in debt since December 31, 1998. The Company's debt-to-capitalization ratio, which was 84% at December 31, 2000, improved to 58% at December 31, 2001.

In addition to continuing its efforts to pay down, restructure and diversify its remaining debt, the Company will focus on taking steps designed to improve earnings, strengthen cash generation, improve productivity and reduce costs at its large-scale mines, while building on its leading position in its target coal-producing basins, the Powder River Basin and the Central Appalachian Basin.

Liquidity and Capital Resources

The following is a summary of cash provided by or used in each of the indicated types of activities during the past three years:

Year ended December 31 (in thousands)	**2001**	2000	1999
Cash provided by (used in):			
Operating activities	**$ 145,661**	$ 135,772	$ 279,963
Investing activities	**(129,209)**	(107,496)	(84,358)
Financing activities	**(15,590)**	(25,531)	(219,736)

Cash provided by operating activities increased in 2001 compared to 2000 due primarily to improved operating performance in 2001. Increased distributions from the Company's investment in Canyon Fuel also positively affected cash provided by operating activities. These increases were partially offset by increased working capital requirements in 2001 compared to 2000. Cash provided by operating activities decreased in 2000 compared to 1999 due to a decrease in cash provided from equity investments and reduced coal sales, along with increased costs resulting from the temporary idling of the West Elk mine and increased fuel costs.

Cash used in investing activities during 2001 increased compared to 2000 due primarily to higher capital expenditures. Cash used in investing activities increased in 2000 compared to 1999 primarily as a result of the Company making the second of five annual $31.6 million payments under the Thundercloud federal lease, which is part of the Black Thunder mine in Wyoming. The first payment was made at the time of the acquisition of the lease in 1998, and the third payment was made during 2001. The remaining two payments are due each January of the years 2002 and 2003.

Cash used in financing activities during 2001 reflects the cash generated by the February 2001 and May 2001 issuances of common stock (described below) resulting in proceeds of $372.2 million, the pay-down of $376.9 million of debt and the repurchase of the Company's common stock at a cost of $5.0 million. Cash used in financing activities in 2000 reflects reduced debt payments as compared to 1999. In addition, the Company entered into a sale and leaseback of certain equipment during 2000 which resulted in net proceeds of $13.4 million. Dividend payments decreased $8.8 million in 2000 as compared to 1999, resulting from a decrease in shares outstanding and a reduction in the quarterly dividend from 11.5 cents per share to 5.75 cents per share. The dividend reduction is attributable to the Company's goal to aggressively pay down debt.

On February 22, 2001, the Company completed a public offering of 9,927,765 shares of common stock, including the remaining 4,756,968 shares held by its then largest stockholder, Ashland Inc., and 5,170,797 primary and treasury shares issued directly by the Company. Proceeds realized from the transaction, which totaled $92.9 million net of the underwriters' discount and expenses, were used to pay down debt.

On April 12, 2001, the Company filed a Universal Shelf Registration Statement on Form S-3 with the Securities and Exchange Commission. The Universal Shelf allows the Company to offer, from time to time, an aggregate of up to $750 million in debt securities, preferred stock, depositary shares, common stock and related rights and warrants. On May 8, 2001, the Company utilized the shelf registration and completed a public offering of 8,500,000 primary shares of common stock. On May 16, 2001, the underwriters involved in the offering purchased an additional 424,200 shares pursuant to an over-allotment option granted by the Company in connection with the May 8, 2001 offering. The proceeds realized from these transactions after the underwriting discount and expenses were $279.3 million. The proceeds were used to retire the Company's term loan, with the remainder reducing the borrowings under the Company's revolving credit facility.

On September 14, 2001, the Company's Board of Directors approved a stock repurchase plan, under which the Company may repurchase up to 6.0 million of its shares of common stock from time to time. Through December 31, 2001, the Company repurchased 357,200 shares of its common stock for $5.0 million pursuant to the plan at an average purchase price of $14.13 per share. The repurchased shares are being held in the Company's treasury. Future repurchases under the plan will be made at management's discretion and will depend on market conditions and other factors.

The Company generally satisfies its working capital requirements and funds its capital expenditures and debt-service obligations with cash generated from operations. The Company believes that cash generated from operations and its borrowing capacity will be sufficient to meet its working capital requirements and anticipated capital expenditures for at least the next several years. The Company's ability to fund planned capital expenditures, to make acquisitions and to pay dividends will depend upon its future operating performance, which will be affected by prevailing economic conditions in the coal industry and financial, business and other factors, some of which are beyond the Company's control.

Expenditures for property, plant and equipment were $123.4 million, $115.1 million and $98.7 million for 2001, 2000 and 1999, respectively. Capital expenditures are made to improve and replace existing mining equipment, expand existing mines, develop new mines and improve the overall efficiency of mining operations.

At December 31, 2001, the Company had $35.7 million in letters of credit outstanding which, when combined with outstanding borrowing under the revolver, allowed for $431.3 million of additional borrowings under the revolving credit facility. Financial covenants contained in the Company's credit facilities consist of a maximum leverage ratio, a maximum fixed-charge coverage ratio and a minimum net-worth test. The leverage ratio requires that the Company not permit the ratio of total indebtedness at the end of any calendar quarter to adjusted EBITDA for the four quarters then ended to exceed a specified amount. The fixed-charge coverage ratio requires that the Company not permit the ratio of the Company's adjusted EBITDA plus lease expense to interest expense plus lease expense for the four quarters then ended to be less than a specified amount. The net-worth test requires that the Company not permit its net worth to be less than a specified amount plus 50% of cumulative net income. In addition, the covenants require the pledging of assets to collateralize the Company's revolving credit facility. The assets pledged include equity interests in wholly owned subsidiaries, certain real property interests, accounts receivable and inventory of the Company. The Company was in compliance with these financial covenants at December 31, 2001.

At December 31, 2001, debt amounted to $773.9 million, or 58% of capital employed, compared to $1.151 billion, or 84% of capital employed, at December 31, 2000. Based on the current level of consolidated indebtedness and prevailing interest rates, debt-service obligations, which include the current maturities of debt and interest expense for 2002, are estimated to be $67.0 million.

The Company periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 2001, there were $20.0 million of such agreements in effect, of which $13.5 million were outstanding.

The Company has begun to arrange a refinancing of its revolving credit facility and of Arch Western's $675 million term loan. The Company expects the terms and conditions of the new facilities to be generally similar to the existing credit facilities and to complete the financing prior to the end of the second quarter of 2002.

The Company is exposed to market risk associated with interest rates. At December 31, 2001, after taking into consideration interest-rate swap agreements, debt included $343.5 million of floating-rate debt for which the rate of interest is, at the Company's option, the PNC Bank base rate or a rate based on LIBOR and current market rates for bank lines of credit. To manage this exposure, the Company enters into interest-rate swap agreements to modify the interest-rate characteristics of outstanding Company debt. At December 31, 2001, the Company had interest-rate swap agreements having a total notional value of $425.0 million. These swap agreements are used to convert variable-rate debt to fixed-rate debt. Under these swap agreements, the Company pays a weighted-average fixed rate of 6.89% (before the credit spread over LIBOR) and receives a weighted-average variable rate based upon 30-day and 90-day LIBOR. The Company accrues amounts to be paid or received under interest-rate swap agreements over the lives of the agreements. These amounts are recognized as adjustments to interest expense over the lives of the agreements, thereby adjusting the effective interest rate on the Company's debt. Gains and losses on terminations of interest-rate swap agreements are deferred on the balance sheet (in other long-term liabilities) and amortized as an adjustment to interest expense over the original term of the terminated swap agreement as if it were still in place. The remaining terms of the swap agreements at December 31, 2001, ranged from eight to 42 months. All instruments are entered into for other than trading purposes.

The Company is also exposed to commodity price risk related to its purchase of diesel fuel. The Company enters into heating oil swaps to substantially eliminate volatility in the price of diesel fuel purchased for its operations. The swap agreements essentially fix the price paid for diesel fuel by requiring the Company to pay a fixed heating oil price and receive a floating heating oil price. The changes in the floating heating oil price highly correlate to changes in diesel fuel prices. Gains and losses on terminations of heating oil swap agreements are deferred on the balance sheet (in other long-term liabilities) and amortized as an adjustment to diesel fuel cost over the original term of the terminated heating oil swap agreement as if it were still in place.

The discussion below presents the sensitivity of the market value of the Company's financial instruments to selected changes in market rates and prices. The range of changes reflects the Company's view of changes that are reasonably possible over a one-year period. Market values are the present value of projected future cash flows based on the market rates and prices chosen. The major accounting policies for these instruments are described in Note 1 to the consolidated financial statements.

Changes in interest rates have different impacts on the fixed-rate and variable-rate portions of the Company's debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows but does not impact the net financial instrument position. The sensitivity analysis related to the fixed portion of the Company's debt portfolio assumes an instantaneous 100-basis-point move in interest rates from their levels at December 31, 2001, with all other variables held constant. A 100-basis-point decrease in market interest rates would result in a $7.2 million increase in the fair value of the fixed portion of the debt at December 31, 2001. Based on the variable-rate debt included in the Company's debt portfolio as of December 31, 2001, after considering the effect of the swap agreements, a 100-basis-point increase in interest rates would result in an annualized additional $3.4 million of interest expense incurred based on December 31, 2001 debt levels. At December 31, 2001 a $.05 per gallon decrease in the price of heating oil would result in a $1.3 million increase in the fair value of the financial position of the heating oil swap agreement.

Contingencies

Reclamation

The federal Surface Mining Control and Reclamation Act of 1977 ("SMCRA") and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure reclamation over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs of final mine closure common to surface and underground mining are related to reclaiming refuse and slurry ponds, eliminating sedimentation and drainage control structures and dismantling or demolishing equipment or buildings used in mining operations. The Company also accrues for significant reclamation that is completed during the mining process prior to final mine closure. The establishment of the final mine closure reclamation liability and the other ongoing reclamation liabilities are based upon permit requirements and require various estimates and assumptions, principally associated with costs and productivities.

The Company reviews its entire environmental liability periodically and makes necessary adjustments, including permit changes and revisions to costs and productivities to reflect current experience. The Company's management believes it is making adequate provisions for all expected reclamation and other associated costs.

Legal Contingencies

The Company is a party to numerous claims and lawsuits with respect to various matters, including those discussed below. The Company provides for costs related to contingencies, including environmental matters, when a loss is probable and the amount is reasonably determinable. After conferring with counsel, it is the opinion of management that the ultimate resolution of these claims, to the extent not previously provided for, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

Dal-Tex Litigation A federal court injunction that prohibited the West Virginia Department of Environmental Protection ("DEP") from issuing permits for the Company's Dal-Tex mine to use valley fill mining techniques resulted in the shutdown of this mine in July 1999. A subsequent order prohibited the construction or expansion of valley fills in West Virginia. Valley fills are created by mountaintop mining and other techniques used in Central Appalachia, and involve the creation of large, engineered works into which excess earth and rock extracted during surface mining are placed. The plaintiffs in the litigation allege, among other things, that the construction of valley fills violates a regulation arising from SMCRA that the plaintiffs allege prohibits placing overburden or other obstructions in stream channels. The Company appealed the order specific to its Dal-Tex operations, and the Company, the West Virginia DEP and other interested parties appealed the broader order concerning valley fills. On April 24, 2001, the United States Court of Appeals for the Fourth Circuit vacated the judgment of the district court with respect to the injunction that prohibited the West Virginia DEP from issuing permits to use valley fill mining techniques. The plaintiffs appealed the decision of the Fourth Circuit to the United States Supreme Court, which declined to hear the appeal in January 2002. Because it is not financially viable for coal producers to operate some mining properties without valley fills, if state court remedies similar to those obtained in the federal district court are available to the plaintiffs, the Company may be forced to close all or a portion of its mining operations in West Virginia, to the extent those operations are dependent on the use of valley fills. A settlement agreement entered into between the parties will require the preparation of an environmental impact statement ("EIS") prior to the issuance of permits for the construction of valley fills. The preparation of these statements is time-consuming and is sometimes the subject of litigation. As a result, even though the district court decision has been overturned, the Company cannot reopen the Dal-Tex mine until the EIS is completed and all necessary permits are obtained. At that time, the decision to commence mining operations will be subject to then-existing market conditions.

Cumulative Hydrologic Impact Assessment ("CHIA") Litigation On January 20, 2000, two environmental organizations, the Ohio Valley Environmental Coalition and the Hominy Creek Watershed Association, filed suit against the West Virginia DEP in U.S. District Court in Huntington, West Virginia. In addition to allegations that the West Virginia DEP violated state law and provisions of the Clean Water Act, the plaintiffs allege that the West Virginia DEP's issuance of permits for surface and underground coal mining has violated certain non-discretionary duties mandated by SMCRA. Specifically, the plaintiffs allege that the West Virginia DEP has failed to require coal operators seeking permits to conduct water monitoring to verify stream flows and ascertain water quality, to always include certain water quality information in their permit applications and to analyze the probable hydrologic consequences of their operations. The plaintiffs also allege that the West Virginia DEP has failed to analyze the cumulative hydrologic impact of mining operations on specific watersheds.

The plaintiffs sought an injunction to prohibit the West Virginia DEP from issuing any new permits which fail to comply with all of the elements identified in their complaint. The complaint identified, and sought to enjoin, three pending permits sought by the Company in connection with its Mingo Logan operations in order to continue existing surface mining operations at the Phoenix reserve. On January 15, 2001, the West Virginia DEP notified the plaintiffs that the Company had completed all steps necessary to obtain the permits. On March 8, 2001, the Court denied the plaintiffs' motion for a preliminary injunction seeking to enjoin the DEP's decision to issue the permits. The Company subsequently received some of the permits necessary to continue operating the surface mine. If the plaintiffs ultimately prevail in this litigation, the Company's ability to mine surface coal at Mingo Logan could be adversely affected, and depending upon the length of the suspension, the effect could be material. This matter does not affect Mingo Logan's existing permits related to its underground operations.

Certain Trends and Uncertainties

Substantial Leverage-Variable Interest Rate-Covenants

As of December 31, 2001, the Company had outstanding consolidated indebtedness of $773.9 million, representing approximately 58% of the Company's capital employed. Despite making substantial progress in reducing debt, the Company continues to have significant debt-service obligations, and the terms of its credit agreements limit its flexibility and result in a number of limitations on the Company. The Company also has significant lease and royalty obligations. The Company's ability to satisfy debt service, lease and royalty obligations and to effect any refinancing of its indebtedness will depend upon future operating performance, which will be affected by prevailing economic conditions in the markets that the Company serves as well as financial, business and other factors, many of which are beyond the Company's control. The Company may be unable to generate sufficient cash flow from operations and future borrowings, or other financings may be unavailable in an amount sufficient to enable it to fund its debt service, lease and royalty payment obligations or its other liquidity needs.

The Company's relative amount of debt and the terms of its credit agreements could have material consequences to its business, including, but not limited to: (i) making it more difficult to satisfy debt covenants and debt service, lease payment and other obligations; (ii) making it more difficult to pay quarterly dividends as the Company has in the past; (iii) increasing the Company's vulnerability to general adverse economic and industry conditions; (iv) limiting the Company's ability to obtain additional financing to fund future acquisitions, working capital, capital expenditures or other general corporate requirements; (v) reducing the availability of cash flows from operations to fund acquisitions, working capital, capital expenditures or other general corporate purposes; (vi) limiting the Company's flexibility in planning for, or reacting to, changes in the Company's business and the industry in which the Company competes; or (vii) placing the Company at a competitive disadvantage when compared to competitors with less relative amounts of debt.

After taking into consideration the Company's interest-rate swaps which convert the Company's variable rate debt to fixed, approximately 45% of the Company's indebtedness bears interest at variable rates that are linked to short-term interest rates. If interest rates rise, the Company's costs relative to those obligations would also rise.

Terms of the Company's credit facilities and leases contain financial and other covenants that create limitations on the Company's ability to, among other things, effect acquisitions or dispositions and borrow additional funds, and require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. Failure by the Company to comply with such covenants could result in an event of default under these agreements which, if not cured or waived, would enable the Company's lenders to declare amounts borrowed due and payable, or otherwise result in unanticipated costs.

Losses

The Company reported a net loss of $12.7 million for the year ended December 31, 2000. The losses in 2000 were primarily attributable to the temporary idling of the West Elk mine in Colorado following the detection of combustion-related gases in a portion of the mine. Because the coal mining industry is subject to significant regulatory oversight and due to the possibility of adverse pricing trends or other industry trends beyond the Company's control, the Company may suffer losses in the future if legal and regulatory rulings, mine idlings and closures, adverse pricing trends or other factors affect the Company's ability to mine and sell coal profitably.

Environmental and Regulatory Factors

Federal, state and local governmental authorities regulate the coal mining industry on matters as diverse as employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties, the discharge of materials into the environment and surface subsidence from underground mining. In addition, federal legislation mandates certain benefits for various retired coal miners represented by the United Mine Workers of America ("UMWA"). These regulations and legislation have had and will continue to have a significant effect on the Company's cost of production and competitive position. Future regulations, legislation or orders may also cause the Company's sales or profitability to decline by hindering its ability to continue its mining operations, by increasing its costs or by causing coal to become a less attractive fuel source.

Permits Mining companies must obtain numerous permits that strictly regulate environmental, health and safety matters *in connection with coal mining, some of which have significant bonding requirements. Regulatory authorities exercise* considerable discretion in the timing of permit issuance. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits necessary for mining operations may not be issued or, if issued, may not be issued in a timely fashion or may involve requirements that may be changed or interpreted in a manner that restricts the Company's ability to conduct its mining operation or to do so profitably.

As indicated by the legal action involving the Company's Dal-Tex operation that is discussed in "Contingencies–Legal Contingencies–Dal-Tex Litigation" above, the regulatory environment in West Virginia is uncertain with respect to coal mining. No assurance can be made that the plaintiffs will not obtain similar relief in a state court action as that obtained in the U.S. District Court action. In such event, there could be a material adverse effect on the Company's financial condition or results of operations.

New Environmental Regulations Several new environmental regulations require a reduction in nitrogen oxide ("NOx") emissions generated by coal-fired electric generating plants. Substantially all of the Company's revenues from sales of coal in 2001 were from sales to generators operating these types of plants. Enforcement actions against a number of these generators, which include some of our customers, and proposed legislation ultimately may require additional reductions in NOx emissions. The Environmental Protection Agency ("EPA") is also considering regulations that would require reductions in mercury emissions and further reduction in sulfur dioxide ("SO_2") emissions from coal-fired electric generating plants. To comply with these regulations and enforcement actions, these generators may choose to switch to other fuels that generate less of these emissions, such as natural gas or oil.

Kyoto Protocol On December 11, 1997, the U.S. government representatives at the climate change negotiations in Kyoto, Japan, agreed to reduce U.S. emissions of greenhouse gases, including carbon dioxide and other gas emissions that are believed by some scientists to be trapping heat in the atmosphere and warming the earth's climate. The U.S. adoption of the requirements of the Kyoto Protocol is subject to conditions, which may not occur and is also subject to the protocol's ratification by the U.S. Senate. The U.S. Senate has indicated that it will not ratify an agreement unless certain conditions, not currently provided for in the Kyoto Protocol, are met. In addition, President Bush has stated that he does not support the Kyoto Protocol as written and has recently submitted an alternate proposal to reduce U.S. emissions of greenhouse gases. At present, it is not possible to predict whether either the Kyoto protocol or President Bush's proposal will attain the force of law in the United States or what the resulting impact would be on the Company.

Customers In July 1997, the EPA proposed that 22 eastern states, including states in which many of the Company's customers are located, make substantial reductions in NOx emissions. The EPA expects the states to achieve these reductions by requiring power plants to reduce their NOx emissions to a level of 0.15 pounds of NOx per million Btu's of energy consumed. Many of the states sued the EPA in the U.S. Court of Appeals for the District of Columbia Circuit to challenge the new standard. In March 2000, the court upheld the standard and set a May 2004 deadline for compliance with the new rules. The states appealed to the U.S. Supreme Court, and in March 2001, the Court declined to hear the appeal. To achieve the proposed reductions, power plants may be required to install reasonably available control technology and additional control measures. The installation of these measures would make it more costly to operate coal-fired utility power plants and, depending on the requirements of individual state implementation plans, could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future.

The EPA has also proposed the implementation of stricter ozone standards by 2003. If these standards are implemented, they could require some of the Company's customers to reduce NOx emissions, which are a precursor to ozone formation, or even prevent the construction of new facilities that contribute to the non-attainment of the new ozone standard.

The U.S. Department of Justice, on behalf of the EPA, has filed a lawsuit against seven investor-owned utilities and brought an administrative action against one government-owned utility for alleged violations of the Clean Air Act. The EPA claims that over 30 of these utilities' power stations have failed to obtain permits required under the Clean Air Act for major improvements which have extended the useful service of the stations or increased their generating capacity. The Company supplies coal to seven of the eight utilities. It is impossible to predict the outcome of this legal action. Any outcome that adversely affects the Company's customers or makes coal a less attractive fuel source could, however, have an adverse effect on the Company's coal sales revenues and profitability.

Competition and Excess Industry Capacity

The coal industry is intensely competitive, primarily as a result of the existence of numerous producers in the coal-producing regions in which the Company operates, and a number of the Company's competitors have greater financial resources. The Company competes with several major coal producers in the Central Appalachian and Powder River Basin areas. The Company also competes with a number of smaller producers in those and other market regions. The Company is subject to the risk of reduced profitability as a result of excess industry capacity, which has occurred in the past and which results in reduced coal prices.

Electric Industry Factors

Demand for coal and the prices that the Company will be able to obtain for its coal are closely linked to coal consumption patterns of the domestic electric generation industry, which has accounted for approximately 90% of domestic coal consumption in recent years. These coal consumption patterns are influenced by factors beyond the Company's control, including the demand for electricity (which is dependent to a significant extent on summer and winter temperatures); government regulation; technological developments and the location, availability, quality and price of competing sources of coal; and the use of competing fuels such as natural gas, oil, nuclear, and hydroelectric power. Demand for the Company's low-sulfur coal and the prices that the Company will be able to obtain for it will also be affected by the price and availability of high-sulfur coal, which can be marketed in tandem with emissions allowances in order to meet federal Clean Air Act requirements. Any reduction in the demand for the Company's coal by the domestic electric generation industry may cause a decline in profitability.

Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. Deregulation may have a negative effect on the Company's profitability to the extent it causes the Company's customers to be more cost-sensitive.

Reliance on and Terms of Long-Term Coal Supply Contracts

During 2001, sales of coal under long-term contracts, which are contracts with a term greater than 12 months, accounted for 77% of the Company's total revenues. The prices for coal shipped under these contracts may be below the current market price for similar-type coal at any given time. As a consequence of the substantial volume of its sales that are subject to these long-term agreements, the Company has less coal available with which to capitalize on stronger coal prices if and when they arise. In addition, because long-term contracts typically allow the customer to elect volume flexibility, the Company's ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes under such contracts, or the Company's exposure to market-based pricing may be increased should customers elect to purchase fewer tons. The increasingly short terms of sales contracts and the consequent absence of price-adjustment provisions in such contracts also make it more likely that inflation-related increases in mining costs during the contract term will not be recovered by the Company.

Reserve Degradation and Depletion

The Company's profitability depends substantially on its ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. The Company has in the past acquired, and in the future is likely to acquire, coal reserves for its mine portfolio from third parties. The Company may not be able to accurately assess the geological characteristics of any reserves that it acquires, which may adversely affect the profitability and financial condition of the Company. Exhaustion of reserves at particular mines can also have an adverse effect on operating results that is disproportionate to the percentage of overall production represented by such mines. Mingo Logan's Mountaineer mine is estimated to exhaust its longwall mineable reserves in 2004. The Mountaineer mine generated $36.7 million and $39.3 million of the Company's total operating income in the year ended December 31, 2001 and 2000, respectively.

Potential Fluctuations in Operating Results-Factors Routinely Affecting Results of Operations

The Company's mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in profitability. Weather conditions, equipment replacement or repair, fuel prices, fires, variations in coal seam thickness, amounts of overburden rock and other natural materials and other geological conditions have had, and can be expected in the future to have, a significant impact on operating results. A prolonged disruption of production at any of the Company's principal mines, particularly its Mingo Logan operation in West Virginia, would result in a decrease, which could be material, in the Company's revenues and profitability. Other factors affecting the production and sale of the Company's coal that could result in decreases in its profitability include: (i) expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements; (ii) disruption or increases in the cost of transportation services; (iii) changes in laws or regulations, including permitting requirements; (iv) litigation; (v) work stoppages or other labor difficulties; (vi) mine worker vacation schedules and related maintenance activities; and (vii) changes in coal market and general economic conditions.

Decreases in the Company's profitability as a result of the factors described above could adversely impact quarterly or annual results materially. Any such adverse impact on the Company's operating results could cause its stock price to decline substantially, particularly if the results are below research analyst or investor expectations.

Transportation

The coal industry depends on rail, trucking and barge transportation to deliver shipments of coal to customers, and transportation costs are a significant component of the total cost of supplying coal. Disruption of these transportation services could temporarily impair the Company's ability to supply coal to its customers and thus adversely affect the Company's business and operating results. Increases in transportation costs, or changes in such costs relative to transportation costs for coal produced by its competitors or of other fuels, could have an adverse effect on the Company's business and results of operations.

Reserves – Title

There are numerous uncertainties inherent in estimating quantities of recoverable reserves, including many factors beyond the control of the Company. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions. These factors and assumptions include geological and mining conditions which may not be fully identified by available exploration data or may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning coal prices, operating costs, severance and excise taxes, development costs and reclamation costs, all of which may cause estimates to vary considerably from actual results.

For these reasons, estimates of the economically recoverable quantities attributable to any particular group of properties or classifications of such reserves based on risk of recovery and estimates of net cash flows expected therefrom that are prepared by different engineers or by the same engineers at different times, may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties, and revenues and expenditures with respect to the Company's reserves, may vary from estimates, and such variances may be material. These estimates thus may not accurately reflect the Company's actual reserves.

A significant part of the Company's mining operations are conducted on properties leased by the Company. The loss of any lease could adversely affect the Company's ability to develop the associated reserves. Because title to most of the Company's leased properties and mineral rights is not usually verified until a commitment is made by the Company to develop a property, which may not occur until after the Company has obtained necessary permits and completed exploration of the property, the Company's right to mine certain reserves may be adversely affected if defects in title or boundaries exist. In order to obtain leases or mining contracts to conduct mining operations on property where these defects exist, the Company has had to, and may in the future have to, incur unanticipated costs. In addition, the Company may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves, or maintain its leasehold interests in properties on which mining operations are not commenced, during the term of the lease.

Certain Contractual Arrangements

The Company's affiliate, Arch Western Resources, LLC, is the owner of Company reserves and mining facilities in the western United States. The agreement under which Arch Western was formed provides that a subsidiary of the Company, as the managing member of Arch Western, generally has exclusive power and authority to conduct, manage and control the business of Arch Western. However, consent of BP Amoco, the other member of Arch Western, would generally be required in the event that Arch Western proposes to make a distribution, incur indebtedness, sell properties or merge or consolidate with any other entity if, at such time, Arch Western has a debt rating less favorable than specified ratings with Moody's Investors Service or Standard & Poor's or fails to meet specified indebtedness and interest ratios.

In connection with the Company's June 1, 1998 acquisition of Atlantic Richfield Company's ("ARCO") coal operations, the Company entered into an agreement under which it agreed to indemnify ARCO against specified tax liabilities in the event that these liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. ARCO was acquired by BP Amoco in 2000. Depending on the time at which any such indemnification obligation were to arise, it could impact the Company's profitability for the period in which it arises.

The membership interests in Canyon Fuel, which operates three coal mines in Utah, are owned 65% by Arch Western and 35% by a subsidiary of ITOCHU Corporation of Japan. The agreement that governs the management and operations of Canyon Fuel provides for a management board to manage its business and affairs. Some major business decisions concerning Canyon Fuel require the vote of 70% of the membership interests and therefore limit the Company's ability to make these decisions. These decisions include admission of additional members; approval of annual business plans; the making of significant capital expenditures; sales of coal below specified prices; agreements between Canyon Fuel and any member; the institution or settlement of litigation; a material change in the nature of Canyon Fuel's business or a material acquisition; the sale or other disposition, including by merger, of assets other than in the ordinary course of business; incurrence of indebtedness; the entering into of leases; and the selection and removal of officers. The Canyon Fuel agreement also contains various restrictions of the transfer of membership interests in Canyon Fuel.

The Company's Amended and Restated Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of outstanding common stock voting thereon to approve a merger or consolidation and certain other fundamental actions involving or affecting control of the Company. The Company's Bylaws require the affirmative vote of at least two-thirds of the members of the Board of Directors of the Company in order to declare dividends and to authorize certain other actions.

Critical Accounting Policies

Throughout Management's Discussion and Analysis, the Company has described critical accounting policies and sensitive judgment areas that impact the financial statements. Critical accounting policies described elsewhere in Management's Discussion and Analysis include:

- — income taxes
- — reclamation, and
- — contingencies

In addition to those described elsewhere in this document, the following other critical accounting policies are described.

Accrued Workers' Compensation

The Company is liable under the federal Mine Safety and Health Act of 1977, as amended, to provide for pneumoconiosis (black lung) benefits to eligible employees, former employees, and dependents with respect to claims filed by such persons on or after July 1, 1973. The Company is also liable under various states' statutes for black lung benefits. The Company currently provides for federal and state claims principally through a self-insurance program. Charges are being made to operations as determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees' applicable years of service. In addition, the Company is liable for workers' compensation benefits for traumatic injuries which are accrued as injuries are incurred.

Employee Benefit Plans

The Company has non-contributory defined benefit pension plans covering certain of its salaried and non-union hourly employees. Benefits are generally based on the employee's years of service and compensation. The Company funds the plans in an amount not less than the minimum statutory funding requirements nor more than the maximum amount that can be deducted for federal income tax purposes. The Company accounts for its defined benefit plans in accordance with FAS 87, *Employer's Accounting for Pensions*, which requires amounts recognized in the financial statements to be determined on an actuarial basis.

The Company also currently provides certain postretirement medical/life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement medical/life plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The postretirement medical plan for retirees who were members of the UMWA is not contributory. The Company's current funding policy is to fund the cost of all postretirement medical/life insurance benefits as they are paid. The Company accounts for its other postretirement benefits in accordance with FAS 106, *Employer's Accounting for Postretirement Benefits Other Than Pensions*, which requires amounts recognized in the financial statements to be determined on an actuarial basis.

Report of Independent Auditors

To the Stockholders and Board of Directors
Arch Coal, Inc.

We have audited the accompanying consolidated balance sheets of Arch Coal, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (appearing on pages 42 to 65 of this annual report) present fairly, in all material respects, the consolidated financial position of Arch Coal, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivatives and hedging activities effective January 1, 2001. As discussed in Note 4 to the consolidated financial statements, in 1999, the Company changed its method of accounting for depreciation of its preparation plants and loadouts.

St. Louis, Missouri
January 24, 2002

Ernst & Young LLP

Report of Management

The management of Arch Coal, Inc. is responsible for the preparation of the consolidated financial statements and related financial information in this annual report. The financial statements are prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts that are based on management's informed estimates and judgments, with appropriate consideration given to materiality.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls should not exceed the value of the benefits derived. The Company has a professional staff of internal auditors who monitor compliance with and assess the effectiveness of the system of internal accounting controls.

The Audit Committee of the Board of Directors, composed of directors who are free from relationships that may impair their independence from Arch Coal, Inc., meets regularly with management, the internal auditors, and the independent auditors to discuss matters relating to financial reporting, internal accounting control, and the nature, extent and results of the audit effort. The independent auditors and internal auditors have full and free access to the Audit Committee, with and without management present.



Steven F. Leer
President and Chief Executive Officer



Robert J. Messey
Senior Vice President and Chief Financial Officer

Consolidated Statements of Operations

Year ended December 31
(in thousands of dollars except per share data)

	2001	2000	1999
Revenues			
Coal sales	$ 1,403,370	$ 1,342,171	$ 1,509,596
Income from equity investment	26,250	12,837	11,129
Other revenues	59,108	49,613	46,657
	1,488,728	1,404,621	1,567,382
Costs and Expenses			
Cost of coal sales	1,336,788	1,237,378	1,426,105
Selling, general and administrative expenses	43,834	38,887	46,357
Amortization of coal supply agreements	27,460	39,803	36,532
Write-down of impaired assets	–	–	364,579
Other expenses	18,190	14,569	20,835
	1,426,272	1,330,637	1,894,408
Income (loss) from operations	62,456	73,984	(327,026)
Interest expense, net:			
Interest expense	(64,211)	(92,132)	(90,058)
Interest income	4,264	1,412	1,291
	(59,947)	(90,720)	(88,767)
Income (loss) before income taxes and cumulative effect of accounting change	2,509	(16,736)	(415,793)
Benefit from income taxes	(4,700)	(4,000)	(65,700)
Income (loss) before cumulative effect of accounting change	7,209	(12,736)	(350,093)
Cumulative effect of accounting change, net of taxes	–	–	3,813
Net Income (Loss)	$ 7,209	$ (12,736)	$ (346,280)
Basic and diluted earnings (loss) per common share:			
Income (loss) before cumulative effect of accounting change	$ .15	$ (.33)	$ (9.12)
Cumulative effect of accounting change, net of taxes	–	–	.10
Basic and diluted earnings (loss) per common share	$ .15	$ (.33)	$ (9.02)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

December 31
(in thousands of dollars except share and per share data)

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 6,890	$ 6,028
Trade accounts receivable	149,956	141,727
Other receivables	32,303	38,540
Inventories	60,133	47,930
Prepaid royalties	1,997	2,262
Deferred income taxes	23,840	27,440
Other	14,337	13,963
Total current assets	289,456	277,890
Property, plant and equipment:		
Coal lands and mineral rights	1,141,768	1,106,547
Plant and equipment	1,013,220	1,006,452
Deferred mine development	125,888	104,579
	2,280,876	2,217,578
Less accumulated depreciation, depletion and amortization	(884,090)	(787,525)
Property, plant and equipment, net	1,396,786	1,430,053
Other assets:		
Prepaid royalties	35,216	17,500
Coal supply agreements	81,424	108,884
Deferred income taxes	195,411	179,343
Investment in Canyon Fuel	170,686	188,700
Other	34,580	30,244
Total other assets	517,317	524,671
Total assets	$ 2,203,559	$ 2,232,614
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 99,081	$ 103,014
Accrued expenses	134,062	152,303
Current portion of debt	6,500	60,129
Total current liabilities	239,643	315,446
Long-term debt	767,355	1,090,666
Accrued postretirement benefits other than pension	326,098	336,663
Accrued reclamation and mine closure	123,761	118,928
Accrued workers' compensation	78,768	78,593
Accrued pension cost	22,539	19,287
Obligations under capital leases	8,210	11,348
Other noncurrent liabilities	66,443	41,809
Total liabilities	1,632,817	2,012,740
Stockholders' equity:		
Common stock, $.01 par value, authorized 100,000,000 shares, issued 52,709,916 and 39,714,333 shares	527	397
Paid-in capital	835,427	473,428
Retained deficit	(239,336)	(234,980)
Less treasury stock, at cost, 357,200 and 1,541,146 shares	(5,047)	(18,971)
Accumulated other comprehensive loss	(20,829)	–
Total stockholders' equity	570,742	219,874
Total liabilities and stockholders' equity	$ 2,203,559	$ 2,232,614

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Three years ended December 31, 2001
(in thousands of dollars except share and per share data)

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock at Cost	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 1998	$ 397	$ 473,116	$ 150,423	$ (5,720)	$ –	$ 618,216
Net loss			(346,280)			(346,280)
Dividends paid ($.46 per share)			(17,609)			(17,609)
Issuance of 95 shares of common stock under the stock incentive plan		1				1
Treasury stock purchases (1,396,700 shares) net of issuances (189,506 shares)		218		(13,251)		(13,033)
Balance at December 31, 1999	397	473,335	(213,466)	(18,971)	–	241,295
Net loss			(12,736)			(12,736)
Dividends paid ($.23 per share)			(8,778)			(8,778)
Issuance of 8,705 shares of common stock under the stock incentive plan		93				93
Balance at December 31, 2000	397	473,428	(234,980)	(18,971)	–	219,874
Net income			7,209			7,209
Other comprehensive loss, net-of-tax:						
Minimum pension liability adjustment					(2,851)	(2,851)
Unrealized losses on derivatives					(17,978)	(17,978)
Total comprehensive loss						(13,620)
Dividends paid ($.23 per share)			(11,565)			(11,565)
Issuance of 14,094,997 shares of common stock (including 1,541,146 shares held in treasury) pursuant to public offerings	126	353,088		18,971		372,185
Issuance of 441,732 shares of common stock under the stock incentive plan	4	8,911				8,915
Treasury stock purchases of 357,200 shares of common stock				(5,047)		(5,047)
Balance at December 31, 2001	$ 527	$ 835,427	$ (239,336)	$ (5,047)	$ (20,829)	$ 570,742

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Year ended December 31
(in thousands of dollars)

	2001	2000	1999
Operating Activities			
Net income (loss)	**$ 7,209**	$ (12,736)	$ (346,280)
Adjustments to reconcile to cash provided by operating activities:			
Depreciation, depletion and amortization	**177,504**	201,512	235,658
Prepaid royalties expensed	**7,274**	7,322	14,217
Net gain on disposition of assets	**(14,627)**	(20,444)	(7,459)
Income from equity investment	**(26,250)**	(12,837)	(11,129)
Net distributions from equity investment	**42,219**	23,897	83,178
Cumulative effect of accounting change	**-**	-	(3,813)
Write-down of impaired assets	**-**	-	364,579
Changes in operating assets and liabilities	**(38,535)**	(29,420)	(69,471)
Other	**(9,133)**	(21,522)	20,483
Cash provided by operating activities	**145,661**	135,772	279,963
Investing Activities			
Additions to property, plant and equipment	**(123,414)**	(115,080)	(98,715)
Proceeds from coal supply agreements	**-**	8,512	14,067
Additions to prepaid royalties	**(24,725)**	(25,774)	(26,057)
Proceeds from disposition of property, plant and equipment	**18,930**	24,846	26,347
Cash used in investing activities	**(129,209)**	(107,496)	(84,358)
Financing Activities			
Payments on revolver and lines of credit	**(241,940)**	(30,198)	(37,884)
Net payments on term loans	**(135,000)**	-	(151,210)
Proceeds from sale and leaseback of equipment	**-**	13,352	-
Reductions of obligations under capital lease	**(3,138)**	-	-
Dividends paid	**(11,565)**	(8,778)	(17,609)
Proceeds from sale of common stock	**381,100**	93	2,549
Purchases of treasury stock	**(5,047)**	-	(15,582)
Cash used in financing activities	**(15,590)**	(25,531)	(219,736)
Increase (decrease) in cash and cash equivalents	**862**	2,745	(24,131)
Cash and cash equivalents, beginning of year	**6,028**	3,283	27,414
Cash and cash equivalents, end of year	**$ 6,890**	$ 6,028	$ 3,283
Supplemental Cash Flow Information			
Cash paid during the year for interest	**$ 71,612**	$ 85,339	$ 100,781
Cash paid (received) during the year for income taxes (refunds)	**$ (5,548)**	$ (1,316)	$ 11,251

The accompanying notes are an integral part of the consolidated financial statements.

1. Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Arch Coal, Inc. and its subsidiaries ("the Company"), which operate in the coal mining industry. The Company operates one reportable segment: the production of steam and metallurgical coal from surface and deep mines throughout the United States, for sale to utility, industrial and export markets. The Company's mines are primarily located in the Central Appalachian and western regions of the United States. All subsidiaries (except as noted below) are wholly owned. Significant intercompany transactions and accounts have been eliminated in consolidation.

The Company's Wyoming, Colorado and Utah coal operations are included in a joint venture named Arch Western Resources, LLC ("Arch Western"). Arch Western is 99% owned by the Company and 1% owned by BP Amoco. The Company also acts as the managing member of Arch Western.

The membership interests in the Utah coal operations, or Canyon Fuel, LLC ("Canyon Fuel"), are owned 65% by Arch Western and 35% by a subsidiary of ITOCHU Corporation, a Japanese corporation. The agreement which governs the management and operations of Canyon Fuel provides for a Management Board to manage its business and affairs. Generally, the Management Board acts by affirmative vote of the representatives of the members holding more than 50% of the membership interests. However, significant participation rights require either the unanimous approval of the members or the approval of representatives of members holding more than 70% of the membership interests. Those matters which are considered significant participation rights include the following:

- — approval of the annual business plan;
- — approval of significant capital expenditures;
- — approval of significant coal sales contracts;
- — approval of the institution of, or the settlement of litigation;
- — approval of incurrence of indebtedness;
- — approval of significant mineral reserve leases;
- — selection and removal of the CEO, CFO, or General Counsel;
- — approval of any material change in the business of Canyon Fuel;
- — approval of any disposition whether by sale, exchange, merger, consolidation, license or otherwise, and whether directly or indirectly, of all or any portion of the assets of Canyon Fuel other than in the ordinary course of business; and
- — approval of a request that a member provide additional services to Canyon Fuel.

The Canyon Fuel agreement also contains various restrictions on the transfer of membership interests in Canyon Fuel. As a result of these super-majority voting rights, the Company's 65% ownership of Canyon Fuel is accounted for on the equity method in the consolidated financial statements. Income from Canyon Fuel is reflected in the consolidated statements of operations as income from equity investments. (See additional discussion in "Investment in Canyon Fuel" in Note 5.)

The Company's 17.5% partnership interest in Dominion Terminal Associates is accounted for on the equity method in the consolidated balance sheets. Allocable costs of the partnership for coal loading and storage are included in other expenses in the consolidated statements of operations.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost. Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

Inventories

Inventories consist of the following:

December 31 (in thousands)	**2001**	2000
Coal	**$ 28,165**	$ 21,185
Supplies, net of allowance	**31,968**	26,745
	$ 60,133	$ 47,930

Coal and supplies inventories are valued at the lower of average cost or market. Coal inventory costs include labor, supplies, equipment costs and operating overhead. The Company has recorded a valuation allowance for slow-moving and obsolete supplies inventories of $16.6 million and $19.8 million at December 31, 2001 and 2000, respectively.

Coal Acquisition Costs and Prepaid Royalties

Coal lease rights obtained through acquisitions are capitalized and amortized primarily by the units-of-production method over the estimated recoverable reserves. Amortization occurs either as the Company mines on the property or as others mine on the property through subleasing transactions.

Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against production, they are capitalized, and amounts expected to be recouped within one year are classified as a current asset. As mining occurs on these leases, the prepayment is charged to cost of coal sales.

Coal Supply Agreements

Acquisition costs allocated to coal supply agreements (sales contracts) are capitalized and amortized on the basis of coal to be shipped over the term of the contract. Value is allocated to coal supply agreements based on discounted cash flows attributable to the difference between the above-market contract price and the then-prevailing market price. Accumulated amortization for sales contracts was $198.6 million and $171.2 million at December 31, 2001 and 2000, respectively.

Exploration Costs

Costs related to locating coal deposits and determining the economic mineability of such deposits are expensed as incurred.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period. Expenditures which extend the useful lives of existing plant and equipment, or increase the productivity of the asset, are capitalized. Costs of purchasing rights to coal reserves and developing new mines, or significantly expanding the capacity of existing mines, are capitalized. These costs are amortized using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. At December 31, 2001, all mineral reserves of the Company that are capitalized are being amortized on the units-of-production method through Company operations or through sublease transactions (for which the Company receives royalty revenue) except for a block of 197 million tons located adjacent to its Hobet 21 operation. The current value associated with this property is $178.7 million, which the Company plans to recover via mining operations in the future. Plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets, which range from three to 30 years except for preparation plants and loadouts. Effective January 1, 1999, preparation plants and loadouts are depreciated using the units-of-production method over the estimated recoverable reserves, subject to a minimum level of depreciation (see additional discussion in Note 4, "Change in Accounting Method").

Leased property meeting certain criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the term of the lease.

Asset Impairment

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.

Revenue Recognition

Coal sales revenues include sales to customers of coal produced at Company operations and coal purchased from other companies. The Company recognizes revenue from coal sales at the time title passes to the customer. Transportation costs that are billed by the Company and reimbursed to the transportation provider are included in coal sales and cost of coal sales. Revenues from sources other than coal sales, including gains and losses from dispositions of long-term assets, are included in other revenues and are recognized as services are performed or otherwise earned.

Derivative Financial Instruments

Derivative financial instruments are utilized by the Company in the management of its diesel fuel and interest rate exposures. The Company does not use derivative financial instruments for trading or speculative purposes. The Company adopted FAS 133, *Accounting for Derivative Instruments and Hedging Activities*, on January 1, 2001. FAS 133 requires all derivative financial instruments to be reported on the balance sheet at fair value. Changes in fair value are recognized either in earnings or equity, depending on the nature of the underlying exposure being hedged and how effective the derivatives are at offsetting price movements in the underlying exposure. All of the Company's existing derivative positions, which consist of interest-rate swaps and heating oil swaps qualify for cash flow hedge accounting under FAS 133 and are deemed to be effective for the variable-rate debt and diesel fuel purchases being hedged. Prior to the adoption of FAS 133, the fair values of the swap agreements were not recognized in the financial statements. Gains and losses on terminations of interest-rate swap agreements and heating oil swap agreements are deferred on the balance sheets (in other long-term liabilities) and amortized as an adjustment to interest expense or diesel fuel expense over the remaining original term of the terminated swap agreement. When the Company determines that the hedged transaction is no longer likely to occur, amounts remaining in other comprehensive income are reclassified to earnings.

The Company enters into interest-rate swap agreements to modify the interest characteristics of outstanding Company debt. The swap agreements essentially convert variable-rate debt to fixed-rate debt. These agreements require the exchange of amounts based on variable interest rates for amounts based on fixed interest rates over the life of the agreement. The Company accrues amounts to be paid or received under interest-rate swap agreements over the lives of the agreements. Such amounts are recognized as adjustments to interest expense over the lives of agreements, thereby adjusting the effective interest rate on the Company's debt.

During 2001, the Company entered into heating oil swaps to eliminate volatility in the price to purchase diesel fuel for its operations. The swap agreements essentially fix the price paid for diesel fuel by requiring the Company to pay a fixed heating oil price and receive a floating heating oil price. The changes in the floating heating oil price highly correlate to changes in diesel fuel costs. The heating oil swaps hedge anticipated diesel fuel purchases over the next year.

The Company recorded the fair value of the derivative financial instruments on the balance sheet as an "other non-current liability" and recorded the unrealized loss, net-of-tax, in "accumulated other comprehensive loss." The adoption of FAS 133 had no impact on the Company's results of operations or cash flows.

Income Taxes

Deferred income taxes are based on temporary differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates for years during which taxes are expected to be paid or recovered.

Stock-Based Compensation

These financial statements include the disclosure requirements of FAS 123, *Accounting for Stock-Based Compensation.* With respect to accounting for its stock options, as permitted under FAS 123, the Company has retained the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations.

Accounting Development

In June 2001, the Financial Accounting Standards Board issued FAS 143, *Accounting for Asset Retirement Obligations*, which is effective for fiscal years beginning after June 15, 2002. The statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt FAS 143 on January 1, 2003. Due to the significant number of mines that the Company operates throughout the United States and the extensive amount of information that must be reviewed and estimates that must be made to assess the effects of the statement, the expected impact of adoption of FAS 143 on the Company's financial position or results of operations has not yet been determined.

2. Changes in Estimates and Other Non-recurring Revenues and Expenses

The Company's operating results for the year ended December 31, 2001 reflect a $9.4 million insurance settlement as part of the Company's coverage under its property and business interruption policy. The insurance settlement represents the final settlement for losses incurred at the West Elk mine in Gunnison County, Colorado, which was idled from January 28, 2000 to July 12, 2000, following the detection of combustion-related gases. The results for the year ended December 31, 2000 reflect $31.0 million in partial insurance settlements associated with this event.

During the year ended December 31, 2001, the Company reduced its reclamation liability resulting in a pre-tax gain of $7.5 million, of which $5.6 million was the result of permit revisions and the ultimate sale of the surface rights at its idle mine properties in Illinois and $1.9 million was a result of estimate changes. Also, as a result of permit revisions at the idle mine properties in Illinois during the year ended December 31, 2000, the Company reduced its reclamation liability, resulting in a pre-tax gain of $7.8 million.

During the year ended December 31, 2001, as a result of progress in processing claims associated with the recovery of certain previously paid excise taxes on export sales, the Company recognized a pre-tax gain of $4.6 million. Of the $4.6 million recognized, $3.1 million represents the interest component of the claim and was recorded as interest income. The gain stems from an IRS notice during the second quarter of 2000 outlining the procedures for obtaining tax refunds on black lung excise taxes paid by the industry on export sales. The notice was the result of a 1998 federal district court decision that found such taxes to be unconstitutional. The Company recorded $12.7 million of pre-tax income related to these excise tax recoveries during the year ended December 31, 2000.

During the year ended December 31, 2001, the Company received a state tax credit covering prior periods that resulted in a pre-tax gain of $7.4 million. As a result of several litigation settlements, the Company increased its litigation reserve, resulting in a pre-tax decrease in income of $5.6 million. The Company also increased its stock-based benefit program accruals for awards that met minimum performance levels to qualify for a payout. This resulted in a decrease in pre-tax income of $4.1 million during the year ended December 31, 2001. During 2001, Canyon Fuel, the Company's equity method investment, recognized recoveries of previously paid property taxes. The Company's share of these recoveries was $2.6 million and is reflected in income from equity investment on the Consolidated Statement of Operations for the year ended December 31, 2001. The Company recognized a $13.5 million pre-tax gain in 2001 and a $12.1 million pre-tax gain in 2000 primarily as a result of selling land.

In 2000, as a result of adjustments to employee postretirement medical benefits, the Company was able to recognize $9.8 million of pre-tax curtailment gains resulting from previously unrecognized postretirement benefit changes which occurred from plan amendments in previous years. The Company also settled certain workers' compensation liabilities during 2000 with the state of West Virginia, resulting in pre-tax gains of $21.8 million. This was partially offset in 2000 by adjustments to other workers' compensation liabilities resulting from changes in estimates which caused increases to the liability of $13.5 million.

During 1999, the Company determined that significant changes were necessary in the manner and extent in which certain Central Appalachia coal assets would be deployed. As a result of the planned changes in the deployment of its long-lived assets in the region and pursuant to FAS 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of,* the Company recorded a pre-tax, non-cash impairment charge at three mining operations and certain coal reserves with no future mining plans of $364.4 million (including $50.6 million relating to operating assets and $314.0 million relating to coal reserves). The estimated fair value for the three mining operations was based on anticipated future cash flows discounted at a rate commensurate with the risk involved. The estimated fair value for the coal reserves with no future mining plans was based upon the fair value of these properties to be derived from subleased operations. In addition, during 1999 the Company recorded pre-tax charges of $23.1 million related to the restructuring of its administrative workforce and the closure of several operations. The restructuring eliminated 81 administrative jobs and 161 jobs at the operations. Of the $23.1 million charge, $20.3 million was recorded in cost of coal sales, $2.3 million was recorded in selling, general and administrative expenses and $0.5 million was recorded in other expenses in the Company's consolidated statement of operations. Except for amounts attributable to retiree healthcare, approximating $1.5 million, the Company has utilized the balance of the charge through December 31, 2001.

3. Other Comprehensive Income

Other comprehensive income items under FAS 130, *Reporting Comprehensive Income,* are transactions recorded in stockholders' equity during the year, excluding net income and transactions with stockholders. The Company adopted FAS 133 on January 1, 2001. In accordance with FAS 133, the Company recorded a cumulative effect of accounting change which is shown below. Following are the items included in other comprehensive income (loss) and the related tax effects including the adoption of FAS 133:

(in thousands)	Financial Derivatives	Minimum Pension Liability Adjustments	Accumulated Other Comprehensive Loss
Adoption (January 1, 2001)			
Pre-tax amount	**$ (7,910)**	**$ -**	**$ (7,910)**
Tax benefit	**3,085**	**-**	**3,085**
Net amount	**(4,825)**	**-**	**(4,825)**
2001			
Pre-tax amount	**(21,562)**	**(4,673)**	**(26,235)**
Tax benefit	**8,409**	**1,822**	**10,231**
Net amount	**(13,153)**	**(2,851)**	**(16,004)**
Total 2001			
Pre-tax amount	**(29,472)**	**(4,673)**	**(34,145)**
Tax benefit	**11,494**	**1,822**	**13,316**
Net amount	**$ (17,978)**	**$ (2,851)**	**$ (20,829)**

4. Change in Accounting Method

Through December 31, 1998, plant and equipment had principally been depreciated on the straight-line method over the estimated useful lives of the assets. Effective January 1, 1999, depreciation on the Company's preparation plants and loadouts was computed using the units-of-production method, which is based upon units produced, subject to a minimum level of depreciation. As these are usage-based assets, whose economic lives are typically based and measured on coal throughput, the Company believes the units-of-production method is preferable to the method previously used, because the new method recognizes that depreciation of this equipment is related substantially to physical wear due to usage and also to the passage of time. This method, therefore, more appropriately matches production costs over the lives of the preparation plants and loadouts with coal sales revenue, and results in a more accurate allocation of the cost of the physical assets to the periods in which the assets are consumed. The cumulative effect of applying the new method for years prior to 1999 is an increase to income of $3.8 million net of tax ($6.3 million pre-tax), reported as cumulative effect of accounting change in the consolidated statement of operations for the year ended December 31, 1999.

5. Investment in Canyon Fuel

The following tables present unaudited, summarized financial information for Canyon Fuel, which is accounted for on the equity method.

Condensed Income Statement Information Year ended December 31 (in thousands)	**2001**	2000	1999
Revenues	**$ 301,909**	$ 259,101	$ 241,062
Total costs and expenses	**275,883**	243,226	232,296
Net income	**$ 26,026**	$ 15,875	$ 8,766
65% of Canyon Fuel net income	**$ 16,917**	$ 10,319	$ 5,698
Effect of purchase adjustments	**9,333**	2,518	5,431
Arch Coal's income from its equity investment in Canyon Fuel	**$ 26,250**	$ 12,837	$ 11,129

Condensed Balance Sheet Information December 31, 2001 (in thousands)	Canyon Fuel Basis	Arch Ownership of Canyon Fuel Basis	Arch Purchase Adjustments	Arch Basis
Current assets	**$ 73,184**	**$ 47,570**	**$ (2,493)**	**$ 45,077**
Noncurrent assets	**362,124**	**235,381**	**(76,018)**	**159,363**
Current liabilities	**29,530**	**19,195**	**-**	**19,195**
Noncurrent liabilities	**24,051**	**15,632**	**(1,073)**	**14,559**
Members' equity	**$ 381,727**	**$ 248,124**	**$ (77,438)**	**$ 170,686**
December 31, 2000				
Current assets	$ 67,075	$ 43,599	$ (3,614)	$ 39,985
Noncurrent assets	411,146	267,245	(84,765)	182,480
Current liabilities	33,766	21,948	–	21,948
Noncurrent liabilities	20,658	13,428	(1,611)	11,817
Members' equity	$ 423,797	$ 275,468	$ (86,768)	$ 188,700

The Company's income from its equity investment in Canyon Fuel represents 65% of Canyon Fuel's net income after adjusting for the effect of purchase adjustments related to its investment in Canyon Fuel. The Company's investment in Canyon Fuel reflects purchase adjustments primarily related to the reduction in amounts assigned to sales contracts, mineral reserves and other property, plant and equipment. The purchase adjustments are amortized consistent with the underlying assets of the joint venture. During 2001, in accordance with FAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* Canyon Fuel wrote off its investment in LAXT, a coal terminal located in Los Angeles, resulting in a charge of $10.1 million. The Company did not value LAXT in its Canyon Fuel purchase allocation, and therefore, there is no impact of the charge on the Company's financial position.

6. Accrued Expenses

Accrued expenses included in current liabilities consist of the following:

December 31 (in thousands)	2001	2000
Payroll and related benefits	$ 21,620	$ 22,500
Taxes other than income taxes	49,187	50,267
Postretirement benefits other than pension	22,526	16,629
Workers' compensation	9,907	10,438
Interest	5,676	13,078
Reclamation and mine closure	5,667	16,126
Other accrued expenses	19,479	23,265
	$ 134,062	$ 152,303

7. Income Taxes

Significant components of the provision (benefit) for income taxes are as follows:

Year ended December 31 (in thousands)	2001	2000	1999
Current:			
Federal	$ (4,360)	$ (4,882)	$ 6,796
State	–	–	–
Total current	(4,360)	(4,882)	6,796
Deferred:			
Federal	1,301	3,067	(54,135)
State	(1,641)	(2,185)	(18,361)
Total deferred	(340)	882	(72,496)
	$ (4,700)	$ (4,000)	$ (65,700)

A reconciliation of the statutory federal income tax expense (benefit) on the Company's pre-tax income (loss) before cumulative effect of accounting change to the actual provision (benefit) for income taxes follows:

December 31 (in thousands)	2001	2000	1999
Income tax expense (benefit) at statutory rate	$ 943	$ (5,858)	$ (145,526)
Percentage depletion allowance	(7,561)	(9,063)	(15,000)
State taxes, net of effect of federal taxes	(1,067)	(1,797)	(18,361)
Change in valuation allowance	1,863	5,515	112,345
AMT credits adjustment due to IRS exam	–	6,704	–
Other, net	1,122	499	842
	$ (4,700)	$ (4,000)	$ (65,700)

During 2000, the Company received notice from the IRS of their proposed adjustments for tax years 1995 and 1996. The Company paid $4.7 million during the first quarter of 2001, which was charged against previously recorded reserves to partially settle the audit, and continues to contest additional tax adjustments of $0.8 million with the IRS.

During 1999, the Company settled an audit of the former Ashland Coal, Inc. returns for the years January 1995 through June 1997. A payment of $0.1 million was made in January 1999 in settlement of all issues.

Management believes that the Company has adequately provided for any income taxes and interest which may ultimately be paid with respect to all open tax years.

Significant components of the Company's deferred tax assets and liabilities that result from carryforwards and temporary differences between the financial statement basis and tax basis of assets and liabilities are summarized as follows:

December 31 (in thousands)	**2001**	2000
Deferred tax assets:		
Postretirement benefits other than pension	**$ 134,708**	$ 136,268
Alternative minimum tax credit carryforward	**88,508**	80,017
Workers' compensation	**30,643**	30,301
Reclamation and mine closure	**20,747**	25,019
Net operating loss carryforwards	**28,121**	28,338
Plant and equipment	**1,541**	17,784
Advance royalties	**20,020**	15,976
Other comprehensive income	**13,316**	–
Other	**41,595**	55,035
Gross deferred tax assets	**379,199**	388,738
Valuation allowance	**(119,723)**	(117,860)
Total deferred tax assets	**259,476**	270,878
Deferred tax liabilities:		
Leases	**5,172**	20,371
Coal supply agreements	**3,804**	19,796
Other	**31,249**	23,928
Total deferred tax liabilities	**40,225**	64,095
Net deferred tax asset	**219,251**	206,783
Less current asset	**23,840**	27,440
Long-term deferred tax asset	**$ 195,411**	$ 179,343

The Company has a net operating loss carryforward for regular income tax purposes of $28.1 million which will expire in the years 2008 to 2014. The Company has an alternative minimum tax credit carryforward of $88.5 million, which may carry forward indefinitely to offset future regular tax in excess of alternative minimum tax.

The Company has recorded a valuation allowance for a portion of its deferred tax assets that management believes, more likely than not, will not be realized. These deferred tax assets include a portion of the alternative minimum tax credits and some of the deductible temporary differences that will likely not be realized at the maximum effective tax rate. Such valuation allowance consisted of the following components at December 31 on the years indicated:

December 31 (in thousands)	**2001**	2000
Unrealized future deductible temporary differences	**$ 78,744**	$ 85,372
Unutilized alternative minimum tax credits	**40,979**	32,488
Valuation allowance at December 31	**$ 119,723**	$ 117,860

8. Debt and Financing Arrangements

Debt consists of the following:

December 31 (in thousands)	2001	2000
Indebtedness to banks under lines of credit (weighted average rate at December 31, 2001 - 2.88%)	**$ 13,500**	$ –
Indebtedness to banks under revolving credit agreement, expiring May 31, 2003 (weighted average rate at December 31, 2001 - 2.87%; December 31, 2000 - 8.00%)	**80,000**	332,100
Variable rate fully amortizing term loan payable quarterly from July 1, 2001 through May 31, 2003 (weighted average rate at December 31, 2000 - 8.29%)	**–**	135,000
Variable rate non-amortizing term loan due May 31, 2003 (weighted average rate at December 31, 2001 - 3.25%; December 31, 2000 - 8.03%)	**675,000**	675,000
Other	**5,355**	8,695
	773,855	1,150,795
Less current portion	**6,500**	60,129
Long-term debt	**$ 767,355**	$ 1,090,666

The Company has two credit facilities: a $675.0 million non-amortizing term loan in the name of Arch Western and a revolving credit facility in the name of the Company. The rate of interest on borrowings under both of the credit facilities is based on LIBOR. The Arch Western loan is secured by Arch Western's membership interests in its subsidiaries. It is not guaranteed by the Company. The Company's credit facility initially included both a revolver and a fully amortizing term loan. In February and May 2001, the Company used proceeds from its public stock offerings (see Note 13) to retire its term loan, with the remainder reducing the then-outstanding borrowings under the revolver. Subsequent to such repayments, the Company's revolving credit agreement provides for borrowings of up to $547.0 million less any outstanding letters of credit. At December 31, 2001, the Company had $35.7 million in letters of credit outstanding which, when combined with outstanding borrowings under the revolver, allowed for $431.3 million of additional borrowings under the revolver. The Company also periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 2001, there were $20.0 million of such agreements in effect, of which $13.5 million was outstanding. Aggregate required maturities of debt are $5.1 million in 2002, $768.6 million in 2003, and $0.1 million thereafter.

Terms of the Company's credit facilities and leases contain financial and other covenants that limit the ability of the Company to, among other things, effect acquisitions or dispositions and borrow additional funds and require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. In addition, the covenants require the pledging of assets to collateralize the term loan and the Company's revolving credit facility. The assets pledged include equity interests in wholly-owned subsidiaries, certain real property interests, accounts receivable and inventory of the Company. Failure by the Company to comply with such covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company. The Company was in compliance with these financial covenants at December 31, 2001.

The Company enters into interest-rate swap agreements to modify the interest characteristics of the Company's outstanding debt. At December 31, 2001, the Company had interest-rate swap agreements having a total notional value of $425.0 million. These swap agreements are used to convert variable-rate debt to fixed-rate debt. Under these swap agreements, the Company pays a weighted-average fixed rate of 6.89% (before the credit spread over LIBOR) and is receiving a weighted-average variable rate based upon 30-day and 90-day LIBOR. At December 31, 2001, the remaining terms of the swap agreements ranged from eight to 42 months.

9. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts approximate fair value.

Debt: The carrying amounts of the Company's borrowings under its revolving credit agreement, lines of credit, variable-rate term loans and other long-term debt approximate their fair value.

Interest rate swaps: The fair values of interest rate swaps are based on quoted prices, which reflect the present value of the difference between estimated future amounts to be paid and received. At December 31, 2001 and 2000, the fair values of these swaps are liabilities of $24.6 million and $7.9 million, respectively.

Heating oil swaps: The fair values of heating oil swaps are based on quoted prices. At December 31, 2001, the fair value of these swaps is a liability of $2.7 million.

10. Accrued Workers' Compensation

The Company is liable under the federal Mine Safety and Health Act of 1977, as amended, to provide for pneumoconiosis (black lung) benefits to eligible employees, former employees, and dependents with respect to claims filed by such persons on or after July 1, 1973. The Company is also liable under various states' statutes for black lung benefits. The Company currently provides for federal and state claims principally through a self-insurance program. Charges are being made to operations as determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees' applicable years of service. In addition, the Company is liable for workers' compensation benefits for traumatic injuries which are accrued as injuries are incurred. Workers' compensation costs (credits) include the following components:

Year ended December 31 (in thousands)	**2001**	2000	1999
Self-insured black lung benefits:			
Service cost	**$ 1,090**	$ 1,273	$ 1,671
Interest cost	**2,777**	3,620	3,522
Net amortization and deferral	**(1,537)**	(1,486)	327
	2,330	3,407	5,520
Other workers' compensation benefits	**12,221**	6,942	13,241
	$ 14,551	$ 10,349	$ 18,761

Payments for workers' compensation were $14.5 million, $23.2 million and $20.1 million in the years ended December 31, 2001, 2000, and 1999, respectively. The actuarial assumptions used in the determination of black lung benefits included a discount rate of 7.50% as of December 31, 2001 (7.75% and 7.50% as of December 31, 2000 and 1999, respectively) and a black lung benefit cost escalation rate of 4% in each year. In 2000, the Company settled several of its mining operations' self-insured workers' compensation and black lung liabilities with the State of West Virginia, resulting in pre-tax gains of $21.8 million. This was partially offset in 2000 by adjustments to other workers' compensation liabilities resulting from changes in estimates which caused increases to the liability of $13.5 million. The net workers' compensation adjustment was a pre-tax gain of $8.3 million.

Summarized below is information about the amounts recognized in the consolidated balance sheets for workers' compensation benefits:

December 31 (in thousands)	2001	2000
Actuarial present value for self-insured black lung:		
Benefits contractually recoverable from others	**$ 1,942**	$ 2,144
Benefits for Company employees	**37,862**	35,710
Accumulated black lung benefit obligation	**39,804**	37,854
Unrecognized net gain	**5,145**	6,252
	44,949	44,106
Traumatic and other workers' compensation	**43,726**	44,925
Accrued workers' compensation	**88,675**	89,031
Less amount included in accrued expenses	**9,907**	10,438
	$ 78,768	$ 78,593

Receivables related to benefits contractually recoverable from others of $1.9 million in 2001 and $2.1 million in 2000 are recorded in other long-term assets.

11. Accrued Reclamation and Mine Closing Costs

The federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure reclamation over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs of final mine closure common to both types of mining are related to reclaiming refuse and slurry ponds. The Company also accrues for significant reclamation that is completed during the mining process prior to final mine closure. The establishment of the final mine closure reclamation liability and the other ongoing reclamation liability is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and productivities. The Company accrued $10.8 million, $10.4 million and $12.9 million in 2001, 2000 and 1999, respectively, for current and final mine closure reclamation, excluding reclamation recosting adjustments identified below. Cash payments for final mine closure reclamation and current disturbances approximated $8.7 million, $18.2 million and $15.8 million for 2001, 2000 and 1999, respectively. Periodically, the Company reviews its entire environmental liability and makes necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures, and revisions to costs and productivities, to reflect current experience. These recosting adjustments are recorded in cost of coal sales. Adjustments included a net decrease in the liability of $7.5 million and $9.2 million in 2001 and 2000, respectively, and a net increase in the liability of $4.3 million in 1999. The Company's management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures.

12. Employee Benefit Plans

Defined Benefit Pension and Other Postretirement Benefit Plans

The Company has non-contributory defined benefit pension plans covering certain of its salaried and non-union hourly employees. Benefits are generally based on the employee's years of service and compensation. The Company funds the plans in an amount not less than the minimum statutory funding requirements nor more than the maximum amount that can be deducted for federal income tax purposes.

The Company also currently provides certain postretirement medical/life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement medical/life plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The postretirement medical plan for retirees who were members of the United Mine Workers of America ("UMWA") is not contributory. The Company's current funding policy is to fund the cost of all postretirement medical/life insurance benefits as they are paid. Summaries of the changes in the benefit obligations, plan assets (primarily listed stocks and debt securities) and funded status of the plans are as follows:

	Pension Benefits		Other Postretirement Benefits	
(in thousands)	**2001**	2000	**2001**	2000
Change in Benefit Obligations				
Benefit obligations at January 1	**$ 139,064**	$ 131,783	**$ 299,432**	$ 330,846
Service cost	**7,542**	6,817	**2,028**	1,901
Interest cost	**10,472**	9,546	**23,623**	24,416
Benefits paid	**(10,390)**	(15,111)	**(22,846)**	(16,636)
Plan amendments	**(11)**	642	**-**	(13,658)
Other-primarily actuarial (gain) loss	**8,956**	5,387	**35,568**	(27,437)
Benefit obligations at December 31	**$ 155,633**	$ 139,064	**$ 337,805**	$ 299,432
Change in Plan Assets				
Value of plan assets at January 1	**$ 138,864**	$ 147,217	**$ -**	$ –
Actual return on plan assets (loss)	**(9,254)**	(2,915)	**-**	–
Employer contributions	**669**	9,673	**22,846**	16,636
Benefits paid	**(10,390)**	(15,111)	**(22,846)**	(16,636)
Value of plan assets at December 31	**$ 119,889**	$ 138,864	**$ -**	$ –
Funded Status of the Plans				
Accumulated obligations less plan assets	**$ 35,744**	$ 200	**$ 337,805**	$ 299,432
Unrecognized actuarial gain (loss)	**(14,743)**	16,908	**413**	41,304
Unrecognized net transition asset	**293**	491	**-**	–
Unrecognized prior service cost	**1,656**	1,886	**10,406**	12,556
Net liability recognized	**$ 22,950**	$ 19,485	**$ 348,624**	$ 353,292
Balance Sheet Amounts				
Intangible asset (Other assets)	**$ (741)**	$ –	**$ -**	$ –
Minimum pension liability adjustment (Other noncurrent liabilities)	**(2,758)**	–	**-**	–
Accrued benefit liabilities	**26,449**	19,485	**348,624**	353,292
Net liability recognized	**22,950**	19,485	**348,624**	353,292
Less current portion	**411**	198	**22,526**	16,629
Long-term liability	**$ 22,539**	$ 19,287	**$ 326,098**	$ 336,663

Other Postretirement Benefits

The actuarial loss generated in 2001 resulted from: changes in demographic information, a reduction in the discount rate and changes in mine life assumptions. The reduction in the postretirement benefit obligation in 2000 associated with the $13.7 million plan amendment resulted from: the July 2000 amendment changing some of the cost-sharing provisions of the plan for salaried and non-union hourly participants; and an October 2000 plan amendment changing eligibility requirements to 10 years of service after reaching age 45 for salaried and non-union hourly participants. The latter plan change triggered a curtailment that resulted in the recognition of $9.8 million in previously unrecognized prior service gains. The $27.4 million actuarial gain in 2000 resulted from plan assumption changes.

Pension Benefits

The actuarial loss in the 2001 and 2000 pension benefit obligation resulted from changes in plan assumptions. The decrease in funded status in year 2001 resulted from decreased earnings on plan assets during the year, which also contributed to the reduction in the unrecognized actuarial gain as compared to the prior year.

	Pension Benefits		Other Postretirement Benefits	
December 31	**2001**	2000	**2001**	2000
Weighted Average Assumptions				
Discount rate	**7.50%**	7.75%	**7.50%**	7.75%
Rate of compensation increase	**4.50%**	4.75%	**N/A**	N/A
Expected return on plan assets	**9.00%**	9.00%	**N/A**	N/A
Health care cost trend on covered charges	**N/A**	N/A	**5.00%**	5.00%

The following table details the components of pension and other postretirement benefit costs.

Year ended December 31	Pension Benefits			Other Postretirement Benefits		
(in thousands)	**2001**	2000	1999	**2001**	2000	1999
Service cost	**$ 7,542**	$ 6,817	$ 7,118	**$ 2,028**	$ 1,901	$ 2,424
Interest cost	**10,472**	9,546	8,980	**23,623**	24,416	21,580
Expected return on plan assets*	**(11,517)**	(10,915)	(9,929)	**–**	–	–
Other amortization and deferral	**(2,363)**	(3,047)	(1,122)	**(7,473)**	(5,382)	(9,628)
Curtailments	**–**	–	–	**–**	(9,756)	–
	$ 4,134	$ 2,401	$ 5,047	**$ 18,178**	$ 11,179	$ 14,376

*The Company does not fund its other postretirement liabilities.

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point each year would increase the accumulated postretirement obligation as of December 31, 2001 by $41.9 million, or 12.4%, and the net periodic postretirement benefit cost for 2001 by $3.2 million, or 17.6%.

Multi-Employer Pension and Benefit Plans

Under the labor contract with the UMWA, the Company made no payments in 2001 and payments of $0.1 million and $0.2 million in 2000 and 1999, respectively, into a multi-employer defined benefit pension plan trust established for the benefit of union employees. Payments are based on hours worked and are expensed as hours are incurred. Under the Multi-Employer Pension Plan Amendments Act of 1980, a contributor to a multi-employer pension plan may be liable, under certain circumstances, for its proportionate share of the plan's unfunded vested benefits (withdrawal liability). At December 31, 2001, the Company has estimated its shares of such amount to be $22.2 million. The Company is not aware of any circumstances which would require it to reflect its share of unfunded vested pension benefits in its financial statements. At December 31, 2001, approximately 19% of the Company's workforce was represented by the UMWA. In December 2001, a new UMWA collective bargaining agreement was approved, replacing the previous agreement, which was set to expire on December 31, 2002. The new agreement is effective from January 1, 2002 through December 31, 2006.

The Coal Industry Retiree Health Benefit Act of 1992 ("Benefit Act") provides for the funding of medical and death benefits for certain retired members of the UMWA through premiums to be paid by assigned operators (former employers), transfers of monies in 1993 and 1994 from an overfunded pension trust established for the benefit of retired UMWA members, and transfers from the Abandoned Mine Lands Fund (funded by a federal tax on coal production) commencing in 1995. The Company treats its obligation under the Benefit Act as a participation in a multi-employer plan and records expense as premiums are paid. The Company recorded $3.0 million in 2001, $3.3 million in 2000 and $2.7 million in 1999 in expense relative to premiums paid pursuant to the Benefit Act.

Other Plans

The Company sponsors savings plans which were established to assist eligible employees in providing for their future retirement needs. The Company's contributions to the plans were $8.1 million in 2001, $8.0 million in 2000 and $8.4 million in 1999.

13. Capital Stock

On February 22, 2001, the Company completed a public offering of 9,927,765 shares of common stock, including the remaining 4,756,968 shares held by its then largest stockholder, Ashland Inc., and 5,170,797 primary and treasury shares issued directly by the Company. The proceeds realized by the Company from the transaction of $92.9 million after the underwriters' discount and expenses, were used to pay down debt.

On April 12, 2001, the Company filed a Universal Shelf Registration Statement on Form S-3 with the Securities and Exchange Commission. The Universal Shelf allows the Company to offer, from time to time, an aggregate of up to $750 million in debt securities, preferred stock, depositary shares, common stock and related rights and warrants. On May 8, 2001, the Company utilized the shelf registration and completed a public offering of 8,500,000 primary shares of common stock. On May 16, 2001, the underwriters involved in the offering purchased an additional 424,200 shares pursuant to an over-allotment option granted by the Company in connection with the May 8, 2001 offering. The proceeds realized from these transactions after the underwriting discount and expenses were $279.3 million. These proceeds were used to pay down debt. The Company can still issue an additional $455.5 million in debt and equity securities under the Universal Shelf.

On September 14, 2001, the Company's Board of Directors approved a stock repurchase plan, under which the Company may repurchase up to 6.0 million of its shares of common stock from time to time. Through December 31, 2001, the Company repurchased 357,200 shares of its common stock for $5.0 million pursuant to the plan at an average price of $14.13 per share. The repurchased shares are being held in the Company's treasury, which the Company accounts for using the average cost method. Future repurchases under the plan will be made at management's discretion and will depend on market conditions and other factors. As of December 31, 2000, the Company had acquired 1,726,900 shares under a prior repurchase program at an average price of $12.29 per share. All of the December 31, 2000 treasury shares were reissued in connection with the February 22, 2001 public offering discussed above. The Company also recognized proceeds of $8.9 million from sales of shares through the Company's employee stock option plan during the year ended December 31, 2001.

14. Stockholder Rights Plan

On March 3, 2000, the Board of Directors adopted a stockholder rights plan under which preferred share purchase rights were distributed as a dividend to the Company's stockholders of record on March 20, 2000. The rights are exercisable only if a person or group acquires 20% or more of the Company's common stock (an "Acquiring Person") or announces a tender or exchange offer the consummation of which would result in ownership by a person or group of 20% or more of the Company's common stock. Each right entitles the holder to buy one one-hundredth of a share of a series of junior participating preferred stock at an exercise price of $42, or in certain circumstances allows the holder (except for the Acquiring Person) to purchase the Company's common stock or voting stock of the Acquiring Person at a discount. At its option, the Board of Directors may allow some or all holders (except for the Acquiring Person) to exchange their rights for Company common stock. The rights will expire on March 20, 2010, subject to earlier redemption or exchange by the Company as described in the plan.

15. Stock Incentive Plan and Other Incentive Plans

Under the Company's 1997 Stock Incentive Plan (the "Company Incentive Plan"), 6,000,000 shares of the Company's common stock were reserved for awards to officers and other selected key management employees of the Company. The Company Incentive Plan provides the Board of Directors with the flexibility to grant stock options, stock appreciation rights (SARs), restricted stock awards, restricted stock units, performance stock or units, merit awards, phantom stock awards and rights to acquire stock through purchase under a stock purchase program ("awards"). Awards the Board of Directors elect to pay out in cash do not count against the 6,000,000 shares authorized in the Company Incentive Plan.

As of December 31, 2001, performance units and stock options were the only types of awards granted. Stock options generally become exercisable in full or in part one year from the date of grant and are granted at a price equal to 100% of the fair market value of the stock on the date of grant. Performance stock or unit awards can be earned by the recipient if the Company meets certain pre-established performance measures. Until earned, the performance awards are nontransferable, and when earned, performance awards are payable in cash, stock, or restricted stock as determined by the Company's Board of Directors. As of December 31, 2001, 1.9 million performance units had been granted under the plan. Of the 1.9 million performance units awarded, 0.3 million had been earned and accrued under the plan. The remaining performance awards will be earned by participants based on Company performance for the years 2000 through 2003. The amount to be awarded under the remaining performance awards is based upon Company stock performance and is limited to a percentage of pre-tax income during the performance years. The Company accrues for anticipated awards to be paid out in cash over the life of the award. Information regarding stock options under the Company Incentive Plan is as follows for the years ended December 31, 2001, 2000 and 1999:

	2001		2000		1999	
(in thousands, except per share data)	**Common Shares**	**Weighted Average Price**	Common Shares	Weighted Average Price	Common Shares	Weighted Average Price
Options outstanding at January 1	**1,589**	**$ 19.11**	1,809	$ 19.33	1,128	$ 24.86
Granted	**2,069**	**22.74**	62	9.44	744	10.69
Exercised	**(442)**	**20.08**	(9)	10.69	–	–
Canceled	**(63)**	**21.02**	(273)	18.61	(63)	16.28
Options outstanding at December 31	**3,153**	**21.32**	1,589	19.11	1,809	19.33
Options exercisable at December 31	**859**	**$ 22.01**	965	$ 23.57	837	$ 24.77
Options available for grant at December 31	**2,299**		4,305		4,094	

The Company applies APB 25, *Accounting for Stock Issued to Employees*, and related Interpretations in accounting for the Company Incentive Plan. Accordingly, no compensation expense has been recognized for the fixed stock option portion of the Company Incentive Plan. Had compensation expense for the fixed stock option portion of the Company Incentive Plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of FAS 123, *Accounting for Stock-Based Compensation*, the Company's net income (loss) and earnings (loss) per common share would have been changed to the pro forma amounts as indicated in the table below. The after-tax fair value of options granted in 2001, 2000 and 1999 was determined to be $13.5 million, $0.2 million and $2.9 million, respectively, which for purposes of these pro forma disclosures is recognized as compensation expense over the options' vesting period. The fair value of the options was determined using the Black-Scholes option pricing model and the weighted average assumptions noted below. Of the 2.1 million stock options granted in 2001, 1.7 million will vest in their entirety at December 31, 2003 while the remaining 0.4 million options vest ratably over three years. The stock options granted in 2000 and 1999 vest ratably over three and four years, respectively.

Year ended December 31 (in millions, except per share data)	**2001**	2000	1999
As reported			
Net income (loss)	**$ 7.2**	$ (12.7)	$ (346.3)
Basic and diluted earnings (loss) per share	**.15**	(.33)	(9.02)
Pro forma (unaudited)			
Net income (loss)	**$ 3.4**	$ (14.1)	$ (347.7)
Basic and diluted earnings (loss) per share	**.07**	(.37)	(9.06)
Weighted average fair value per share of options granted	**$ 9.18**	$ 4.06	$ 4.13
Assumptions (weighted average)			
Risk-free interest rate	**4.5%**	5.1%	6.6%
Expected dividend yield	**2.0%**	2.0%	2.0%
Expected volatility	**54.3%**	51.2%	41.4%
Expected life (in years)	**4.0**	5.0	5.0

The table below shows pertinent information on options outstanding at December 31, 2001:

(Options in thousands)		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$8 -$11	520	7.32	$ 10.55	205	$ 10.57
$21 - $23	2,301	5.40	22.73	322	22.72
$25 - $35	332	3.92	28.36	332	28.36
$8 - $35	3,153	5.56	$ 21.32	859	$ 22.01

16. Concentration of Credit Risk and Major Customers

The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.

The Company markets its coal principally to electric utilities in the United States. Sales to foreign countries are immaterial. As of December 31, 2001 and 2000, accounts receivable from electric utilities located in the United States totaled $129.7 million and $112.2 million, respectively, or 86% and 79% of total trade receivables, respectively. Generally, credit is extended based on an evaluation of the customer's financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and historically have been minimal.

The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. The Company and its operating subsidiaries sold approximately 109.5 million tons of coal in 2001. Approximately 77% of this tonnage and revenue was sold under long-term contracts (contracts having a term of greater than one year). Prices for coal sold under long-term contracts ranged from $3.59 to $55.33 per ton. Long-term contracts ranged in remaining life from one to 16 years. Some of these contracts include pricing which is above and, in some cases, materially above, current market prices. Sales (including spot sales) to major customers were as follows:

Year ended December 31 (in thousands)	**2001**	2000	1999
AEP	**$ 191,443**	$ 188,129	$ 157,278
Southern Company	**217,909**	161,553	163,826

17. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per common share:

Year ended December 31 (in thousands, except per share data)	**2001**	2000	1999
Numerator:			
Income (loss) before cumulative effect of accounting change	**$ 7,209**	$ (12,736)	$ (350,093)
Cumulative effect of accounting change, net of taxes	**–**	–	3,813
Net income (loss)	**$ 7,209**	$ (12,736)	$ (346,280)
Denominator:			
Weighted average shares-denominator for basic	**48,650**	38,164	38,392
Dilutive effect of employee stock options	**268**	–	–
Adjusted weighted average shares-denominator for diluted	**48,918**	38,164	38,392
Basic and diluted earnings (loss) per common share before cumulative effect of accounting change	**$ .15**	$ (.33)	$ (9.12)
Basic and diluted earnings (loss) per common share	**$ .15**	$ (.33)	$ (9.02)

At December 31, 2001, 2000 and 1999, 2.6 million, 1.6 million, and 1.8 million shares of employee stock options, respectively, were not included in the diluted earnings per share calculation since the exercise price is greater than the average market price.

18. Related Party Transactions

As described in Note 1, the Company has a 65% ownership interest in Canyon Fuel which is accounted for on the equity method. The Company receives administration and production fees from Canyon Fuel for managing the Canyon Fuel operations. The administration fee arrangement is calculated annually and is approved by the Canyon Fuel Management Board. The production fee, which is defined in the LLC agreement, is calculated on a per-ton basis, while the administration fee represents the costs incurred by the Company's employees related to Canyon Fuel administrative matters. The fees recognized as other income by the Company and as expense by Canyon Fuel were $8.1 million, $7.4 million and $7.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

19. Commitments and Contingencies

The Company leases equipment, land and various other properties under noncancelable long-term leases, expiring at various dates. Rental expense related to these operating leases amounted to $22.5 million in 2001, $22.7 million in 2000 and $42.2 million in 1999. The Company has also entered into various non-cancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due. On October 1, 1998, the Company was the successful bidder in a federal auction of certain mining rights in the 3,546 acre Thundercloud tract in the Powder River Basin of Wyoming. The Company's lease bonus bid amounted to $158 million for the tract, of which $31.6 million was paid on October 1, 1998 and $31.6 million was paid in both January 2000 and January 2001, respectively. The remaining lease bonus payments are reflected below as a component of "Royalties." The tract contains approximately 412 million tons of demonstrated coal reserves and is contiguous with the Company's Black Thunder mine. Geological surveys performed by outside consultants indicate that there are sufficient reserves relative to these properties to permit recovery of the Company's investment.

Minimum payments due in future years under these agreements in effect at December 31, 2001 are as follows:

(in thousands)	Operating Leases	Royalties	Capital Leases
2002	**$ 12,770**	**$ 59,725**	**$ 3,756**
2003	**10,384**	**62,564**	**3,756**
2004	**6,423**	**30,570**	**3,756**
2005	**6,300**	**27,434**	**1,701**
2006	**6,087**	**26,853**	**-**
Thereafter	**9,516**	**154,273**	**-**
	$ 51,480	**$ 361,419**	**$ 12,969**
Less amount representing interest			**$ 1,875**
Present value of net minimum lease payments under capital leases			**11,094**
Current portion			**2,884**
Long-term capitalized lease obligations			**$ 8,210**

Property, plant and equipment at year-end include the following amounts for capitalized leases:

December 31 (in thousands)	2001
Plant and Equipment	**$ 15,228**
Accumulated amortization	**4,521**
	$ 10,707

The Company is a party to numerous claims and lawsuits with respect to various matters. The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. After conferring with counsel, it is the opinion of management that the ultimate resolution of pending claims, given existing legal accruals, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

The Company holds a 17.5% general partnership interest in Dominion Terminal Associates ("DTA"), which operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia. DTA leases the facility from Peninsula Ports Authority of Virginia ("PPAV") for amounts sufficient to meet debt-service requirements. Financing is provided through $132.8 million of tax-exempt bonds issued by PPAV (of which the Company is responsible for 17.5%, or $23.2 million) which mature July 1, 2016. Under the terms of a throughput and handling agreement with DTA, each partner is charged its share of cash operating and debt-service costs in exchange for the right to use its share of the facility's loading capacity and is required to make periodic cash advances to DTA to fund such costs. On a cumulative basis, costs exceeded cash advances by $11.9 million at December 31, 2001 (included in other noncurrent liabilities). Future payments for fixed operating costs and debt service are estimated to approximate $3.3 million annually through 2015 and $26.0 million in 2016.

In connection with the Company's acquisition of the coal operations of Atlantic Richfield Company ("ARCO"), which is now BP Amoco, and the simultaneous combination of the acquired ARCO operations and the Company's Wyoming operations into a new joint venture named Arch Western, the Company agreed to indemnify another member of Arch Western against certain tax liabilities in the event that such liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. Depending on the time at which any such indemnification obligation was to arise, it could have a material adverse effect on the business, results of operations and financial condition of the Company.

20. Cash Flow

The changes in operating assets and liabilities as shown in the consolidated statements of cash flows are comprised of the following:

Year ended December 31 (in thousands)	**2001**	2000	1999
Decrease (increase) in operating assets:			
Receivables	**$ (1,992)**	$ 8,194	$ 38,356
Inventories	**(12,203)**	14,452	5,188
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	**(19,836)**	(4,515)	(15,593)
Income taxes	**1,053**	(2,683)	(76,952)
Accrued postretirement benefits other than pension	**(10,565)**	(7,330)	440
Accrued reclamation and mine closure	**4,833**	(10,941)	(20,767)
Accrued workers' compensation	**175**	(26,597)	(143)
Changes in operating assets and liabilities	**$ (38,535)**	$ (29,420)	$ (69,471)

21. Quarterly Financial Information (Unaudited)

Quarterly financial data for 2001 and 2000 is summarized below:

Quarter ended (in thousands)	March 31	June 30	Sept. 30	Dec. 31
2001:				
Coal sales, equity income and other revenues	**$ 381,427**	**$ 368,580**	**$ 353,305**	**$ 385,416**
Income from operations	**26,194**[2]	**12,189**[1,3]	**4,044**	**20,029**[2,4,5]
Net income (loss)	**6,090**	**849**	**(8,140)**	**8,410**
Basic and diluted earnings (loss) per common share[8]	**0.15**	**0.02**	**(0.15)**	**0.16**
2000:				
Coal sales, equity income and other revenues	$ 357,801	$ 340,153	$ 359,289	$ 347,378
Income from operations	2,898[1]	19,966[1,2,3]	15,851[1]	35,269[1,6,7]
Net income (loss)	(15,027)	(2,125)	(5,198)	9,614
Basic and diluted earnings (loss) per common share[8]	(0.39)	(0.06)	(0.14)	0.25

(1) The Company idled the West Elk underground mine in Gunnison County, Colorado, on January 28, 2000 following the detection of combustion-related gases in a portion of the mine. On July 12, 2000, after controlling the combustion-related gases, the Company resumed production at the West Elk mine and started to ramp up to normal levels of production. The Company recognized partial pre-tax insurance settlements of $12.0 million during each of the second and third quarters of 2000, $7.0 million during the fourth quarter of 2000 and a final pre-tax insurance settlement related to the event of $9.4 million during the second quarter of 2001.

(2) During the first quarter of 2001, the fourth quarter of 2001 and the second quarter of 2000, the Company recognized an increase of pre-tax income of $3.5 million, $2.1 million and $7.8 million from a reduction in the amount of expected reclamation work at the Company's idle Illinois property because of permit revisions.

(3) During the second quarter of 2000, the IRS issued a notice outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice was the result of a 1998 federal court decision that found such taxes to be unconstitutional. The Company recorded $12.7 million of pre-tax income related to these excise tax recoveries during the second quarter of 2000. During the second quarter of 2001, the Company recorded an additional $1.5 million of pre-tax income resulting from additional favorable developments associated with these tax refunds.

(4) During the fourth quarter of 2001, the Company recognized a $7.4 million pre-tax gain from a state tax credit covering prior periods.

(5) During the fourth quarter of 2001, the Company increased its litigation reserves reducing pre-tax income by $5.6 million resulting from several litigation settlements.

(6) During the fourth quarter of 2000, as a result of adjustments to employee postretirement medical benefits, the Company was able to recognize $9.8 million of pre-tax curtailment gains resulting from previously unrecognized postretirement benefit changes which occurred in prior years.

(7) During the fourth quarter of 2000, the Company settled certain workers' compensation liabilities with the state of West Virginia partially offset by adjusting other workers' compensation liabilities resulting in a net pre-tax gain of $13.0 million.

(8) The sum of the quarterly earnings (loss) per common share amounts may not equal earnings (loss) per common share for the full year because per share amounts are computed independently for each quarter and for the year based on the weighted average number of common shares outstanding during each period.

Selected Financial Information

Year ended December 31,
(In thousands, except per share data)

	2001[1,2,3]	2000[1,2,4,5]	1999[6,7]	1998[8,9]	1997[10,11,12]
Statement of Operations Data:					
Coal sales, equity income and other revenues	**$ 1,488,728**	$ 1,404,621	$ 1,567,382	$ 1,505,635	$ 1,066,875
Costs and expenses:					
Cost of coal sales	**1,336,788**	1,237,378	1,426,105	1,313,400	916,802
Selling, general and administrative expenses	**43,834**	38,887	46,357	44,767	28,885
Amortization of coal supply agreements	**27,460**	39,803	36,532	34,551	18,063
Write-down of impaired assets	**-**	–	364,579	–	–
Merger-related expenses	**-**	–	–	–	39,132
Other expenses	**18,190**	14,569	20,835	25,070	22,111
Income (loss) from operations	**62,456**	73,984	(327,026)	87,847	41,882
Interest expense, net	**59,947**	90,720	88,767	61,446	17,101
Benefit for income taxes	**(4,700)**	(4,000)	(65,700)	(5,100)	(5,500)
Income (loss) before extraordinary loss and cumulative effect of accounting change	**7,209**	(12,736)	(350,093)	31,501	30,281
Extraordinary loss	**-**	–	–	(1,488)	–
Cumulative effect of accounting change	**-**	–	3,813	–	–
Net income (loss)	**$ 7,209**	$ (12,736)	$ (346,280)	$ 30,013	$ 30,281
Balance Sheet Data:					
Total assets	**$ 2,203,559**	$ 2,232,614	$ 2,332,374	$ 2,918,220	$ 1,656,324
Working capital	**49,813**	(37,556)	(54,968)	20,176	40,904
Long-term debt, less current portion	**767,355**	1,090,666	1,094,993	1,309,087	248,425
Other long-term obligations	**625,819**	606,628	655,166	657,759	594,127
Stockholders' equity	**$ 570,742**	$ 219,874	$ 241,295	$ 618,216	$ 611,498
Common Stock Data:					
Basic and diluted earnings (loss) per common share before extraordinary loss and cumulative effect of accounting change	**$ .15**	$ (.33)	$ (9.12)	$ .79	$ 1.00
Basic and diluted earnings (loss) per common share	**$ .15**	$ (.33)	$ (9.02)	$ .76	$ 1.00
Dividends per share	**$ .23**	$ .23	$ .46	$ .46	$ .445
Shares outstanding at year-end	**52,710**	38,173	38,164	39,372	39,658
Cash Flow Data:					
Cash provided by operating activities	**$ 145,661**	$ 135,772	$ 279,963	$ 188,023	$ 190,263
Depreciation, depletion and amortization	**177,504**	201,512	235,658	204,307	143,632
Purchases of property, plant and equipment	**123,414**	115,080	98,715	141,737	77,309
Dividend payments	**11,565**	8,778	17,609	18,266	13,630
Adjusted EBITDA[13]	**$ 282,285**	$ 315,175	$ 325,949	$ 313,500	$ 224,646
Operating Data:					
Tons sold	**109,455**	105,519	111,177	81,098	40,525
Tons produced	**104,471**	100,060	109,524	75,817	36,698
Tons purchased from third parties	**5,569**	5,084	3,781	4,997	2,906

(1) At the West Elk underground mine in Gunnison County, Colorado, following the detection of combustion-related gases in a portion of the mine, the Company idled its operation on January 28, 2000. On July 12, 2000, after controlling the combustion-related gases, the Company resumed production at the West Elk mine and started to ramp up to normal levels of production. The Company recognized partial pre-tax insurance settlements of $31.0 million during 2000 and a final pre-tax insurance settlement related to the event of $9.4 million during 2001.

(2) The IRS issued a notice outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice was the result of a 1998 federal court decision that found such taxes to be unconstitutional. The Company recorded $12.7 million of pre-tax income related to these excise tax recoveries during 2000. During 2001 the Company recorded an additional $4.6 million of pre-tax income resulting from additional favorable developments associated with these tax refunds.

(3) The Company recognized a $7.4 million pre-tax gain during 2001 from a state tax credit covering prior periods.

(4) As a result of adjustments to employee postretirement medical benefits, the Company was able to recognize $9.8 million of pre-tax curtailment gains resulting from previously unrecognized postretirement benefit changes which occurred in prior years.

(5) The Company settled certain workers' compensation liabilities with the state of West Virginia partially offset by adjusting other workers' compensation liabilities resulting in a net pre-tax gain of $8.3 million.

(6) The Company changed its depreciation method on preparation plants and loadouts during the first quarter of 1999 and recorded a cumulative effect of applying the new method for years prior to 1999 which resulted in a decrease to net loss in 1999 of $3.8 million net-of-tax.

(7) The loss from operations for 1999 reflects one-time pre-tax charges of $387.7 million related principally to the write-down of assets at its Dal-Tex, Hobet 21 and Coal-Mac operations and the write-down of certain other coal reserves in Central Appalachia. Included in this charge was a $23.1 million pre-tax charge related to the restructuring of the Company's administrative work force and the closure of mines in Illinois, Kentucky and West Virginia.

(8) Information for 1998 reflects the acquisition of Atlantic Richfield Company's domestic coal operations on June 1, 1998. As a result of the refinancing of Company debt resulting from the acquisition, the Company incurred an extraordinary charge of $1.5 million (net-of-tax benefit) related to the early extinguishment of debt which existed prior to the acquisition.

(9) Income from operations for 1998 reflects pre-tax gains of $41.8 million from the disposition of assets including $18.5 million and $7.5 million on the sale of certain assets and property in eastern Kentucky and the sale of the Company's idle Big Sandy Terminal, respectively.

(10) Information for 1997 reflects the merger with Ashland Coal on July 1, 1997.

(11) Income from operations for 1997 reflects a $39.1 million charge in connection with the Ashland Coal merger comprised of termination benefits, relocation costs and costs associated with duplicate facilities.

(12) On April 4, 1997, the Company changed its capital stock whereby the number of authorized shares was increased to 100,000,000 common shares, the par value was changed to $.01 per share, and a common stock split of 338.0857-for-one was effected. All share and per share information reflect the stock split.

(13) Adjusted EBITDA is defined as income (loss) from operations before the effect of changes in accounting principles and extraordinary items (Notes 6 and 8 above); merger-related costs, unusual items, asset impairment and restructuring charges (Notes 7 and 11 above); net interest expense; income taxes; depreciation, depletion and amortization of Arch Coal, its subsidiaries and its ownership percentage in its equity investments. Adjusted EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. Adjusted EBITDA should not be considered in isolation nor as an alternative to net income, operating income, cash flows from operations or as a measure of a company's profitability, liquidity or performance under U.S. generally accepted accounting principles. This measure of adjusted EBITDA may not be comparable to similar measures reported by other companies, or adjusted EBITDA may be computed differently by the Company in different contexts (i.e., public reporting versus computations under financing arrangements).

Board of Directors

James R. Boyd b d
Chairman of the Board, Arch Coal, Inc.;
Retired Senior Vice President & Group Operating Officer,
Ashland Inc.

Frank M. Burke a* d
Chairman, CEO and Managing Partner,
Burke Mayborn Company, Ltd.

Ignacio Dominguez Urquijo a c
Chief Executive Officer & Administrator, Carboex, S.A.;
Senior Vice President, Endesa Group

Douglas H. Hunt a d*
Director of Acquisitions, Petro-Hunt, LLC

Steven F. Leer c
President & Chief Executive Officer, Arch Coal, Inc.

James L. Parker b* c
President, Hunt Coal Corporation &
Retired President, Hunt Petroleum Corporation

A. Michael Perry b c
Retired Chairman of the Board,
Bank One, West Virginia, N.A.

Robert G. Potter a d
Retired Chairman and CEO, Solutia Inc.

Theodore D. Sands c* d
President, HAAS Capital, LLC;
Retired Managing Director, Investment Banking,
for the Global Metals/Mining Group, Merrill Lynch & Co.

a Audit Committee
b Committee on Directors
c Finance Committee
d Personnel and Compensation Committee
* Committee Chairman

Senior Officers

Steven F. Leer
President & Chief Executive Officer

Kenneth G. Woodring
Executive Vice President, Mining Operations

John W. Eaves
Senior Vice President, Marketing

Robert J. Messey
Senior Vice President and Chief Financial Officer

Bradley M. Allbritten
Vice President, Human Resources

C. Henry Besten
Vice President, Strategic Marketing

Robert G. Jones
Vice President – Law, General Counsel &
Secretary

David B. Peugh
Vice President, Business Development

Robert W. Shanks
Vice President, Operations, and President,
Arch Western Resources, LLC

Other Officers

Larry R. Brown
Vice President & Chief Information Officer

James E. Florczak
Treasurer

John W. Lorson
Controller

William H. Rose
Vice President, Tax

Deck S. Slone
Vice President, Investor and Public Relations

C. David Steele
Director – Internal Audit

Stockholder Information

Common Stock

Arch Coal's common stock is listed and traded on the New York Stock Exchange and also has unlisted trading privileges on the Chicago Stock Exchange. The ticker symbol is ACI.

Quarter ended	**March 31 2001**	**June 30 2001**	**Sept. 30 2001**	**Dec. 31 2001**
Dividends per common share	**$ .0575**	**$ .0575**	**$ .0575**	**$ .0575**
High	**$ 31.50**	**$ 38.40**	**$ 27.50**	**$ 23.82**
Low	**$ 12.88**	**$ 21.20**	**$ 14.05**	**$ 15.33**
Close	**$ 29.98**	**$ 25.87**	**$ 15.60**	**$ 22.70**

Quarter ended	March 31 2000	June 30 2000	Sept. 30 2000	Dec. 31 2000
Dividends per common share	$ .0575	$ .0575	$ .0575	$ .0575
High	$ 11.38	$ 9.00	$ 11.25	$ 14.94
Low	$ 6.50	$ 4.75	$ 6.94	$ 9.38
Close	$ 7.00	$ 7.70	$ 10.00	$ 14.13

On March 1, 2002, Arch Coal's common stock closed at $18.42 on the New York Stock Exchange. At that date, there were 11,282 holders of record of Arch Coal's common stock.

Dividends

In 2001, Arch Coal paid dividends totaling $11.6 million, or $.23 per share, on its outstanding shares of common stock. In 2000, Arch Coal paid dividends totaling $8.8 million, or $.23 per share, on its outstanding shares of common stock. There is no assurance as to the amount or payment of dividends in the future because they are dependent on Arch Coal's future earnings, capital requirements and financial condition.

Stock Information

Questions by stockholders regarding stockholder records, stock transfers, stock certificates, dividends, the Dividend Reinvestment Plan or other stock inquiries should be directed to:

EquiServe, N.A.
P.O. Box 2500
Jersey City, NJ 07303
Telephone: (800) 317-4445
Web Site: www.equiserve.com

Independent Auditors

Ernst & Young LLP
190 Carondelet Plaza, Suite 1300
St. Louis, MO 63105

Financial Information

Copies of the Securities and Exchange Commission Form 10-K are available without charge. Requests for this document–as well as inquiries from stockholders and security analysts–should be directed to:

Investor Relations
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, MO 63141
Telephone: (314) 994-2717
Fax: (314) 994-2878

Additional information about Arch Coal,

as well as its quarterly financial results, can be found at

www.archcoal.com.

What is Arch doing to protect the environment?

We are striving to operate the world's most responsible mines.


In the past five years, Arch has planted more than one million trees on its reclaimed mine sites in West Virginia

In time, the reclaimed lands will support a diverse mix of native hardwoods that closely resembles that found on adjacent, unmined lands. Through ongoing research and a commitment to continuous improvement, Arch has increased the survivability ratio for new tree plantings to more than 80%. Arch is also supporting research into commercial forestry applications on some of its former mine lands, ensuring that these lands will support continuing economic activity in the region.


Herds of pronghorn antelope
roam Arch's reclaimed
mine lands in Wyoming.

Wildlife thrives on former mine lands in Wyoming, where soil quality, vegetative cover and water availability are superior to that found prior to mining. Herds of pronghorn antelope, mule deer and elk are found in great numbers on the reclaimed lands. With their 70-foot coal seams, mines in the Powder River Basin tend to be amazingly compact. The entire footprint of the Black Thunder mine – which produces nearly 7% of the nation's total coal supply – comprises only 1/5000th of Wyoming's land area.


Reclaimed lands create rare opportunities for recreation and economic development in the steep terrain of southern West Virginia.

Although comprising far less than 1% of the state, former mine lands provide West Virginia with a valuable resource: developable land. Arch's Mingo Logan mine captured West Virginia's top award for land reclamation in 2001 for transforming former mine lands into a lush, 18-hole championship golf course. During 2001, the cold, pure waters of the Mingo Logan deep mine spawned the only arctic char fish hatchery east of the Mississippi River. At another Arch site, a new wood products firm is fast becoming a cornerstone of the regional economy.

With the application of rapidly advancing technologies and the shift to lower-sulfur coals, the air is getting cleaner all the time.

The nation's growing economy and rapidly rising standard of living have spurred a tripling of coal use for electric generation over the past 30 years. Remarkably, this increased coal consumption has been accompanied by a 33% decline in total emissions from coal-fired power plants. Greater gains are on the horizon. Power generators in 22 eastern states will use new clean-coal technology to reduce emissions of nitrogen oxides by up to 85% in the next few years. The clean-burning, low-sulfur coal that Arch mines is a particularly strong fit with U.S. environmental objectives.


In just a few growing seasons,
mined lands in Wyoming become
virtually indistinguishable from the
surrounding terrain.

In fact, the natural rhythms of the ecosystem are scarcely disrupted by the mining operation. Rock piles (such as the one pictured) are added to the landscape to provide cover for rabbits and other small mammals, which in turn attract predators such as hawks, bobcat and fox. Arch of Wyoming's award-winning reclamation includes rock outcrops established for use by eagles, hawks and other raptors.


Newly created water
sources attract and sustain an
abundance of wildlife.

New water sources in the high terrain of southern West Virginia – where ponds and wetlands are scarce – are a boon to water fowl, aquatic species and other wildlife. Arch has created more than 200 acres of new wetlands on its reclaimed lands in Central Appalachia. Wildlife also benefits from the "edge of forest" effect that combines the rich food sources of new growth with the cover of surrounding woodlands. A recent university study found that Arch's reclaimed lands provide a more diverse habitat, with higher wildlife value, than adjacent, unmined lands.


Arch has won dozens
of national and state awards
for reclamation excellence
in recent years.

Arch takes great care to restore the land to a natural and productive state once mining is complete. Arch of West Virginia won the 2001 Wildlife Award from the National Wild Turkey Federation – the third time an Arch subsidiary has been so honored. At some sites, Arch is repairing the environmental scars of the past through remining. At the Samples mine, the company has eliminated 35 miles of abandoned highwalls and re-mined over three million tons of coal refuse. Through these efforts and its work with a local conservation group, Arch has helped improve dramatically the water quality in nearby Cabin Creek.


Arch's vision of responsible
mining includes operating the
safest mines in the world.

Consistently one of the nation's safest coal companies, Arch progressed toward its ultimate goal of zero accidents with a 27% reduction in its lost-time incident rate during 2001 – the company's best performance ever. Arch had the lowest incident rate among all major coal producers that operate both surface and deep mines. Arch's largest mine, Black Thunder, completed the year without a single lost-time accident in 1.3 million employee-hours worked. Black Thunder is a leading contender for the nation's top safety honor, the Sentinels of Safety Award.

For more information about Arch Coal's reclamation work

and environmental policies,

please call 1-800-238-7398, ext 2936.

Design: Kuhlmann Leavitt, Inc., St. Louis



Arch Coal, Inc. One CityPlace Drive, Suite 300 St. Louis, Missouri 63141 www.archcoal.com